Exhibit 10.17

ASSET PURCHASE AGREEMENT

BY AND AMONG

BLUE TECH INDUSTRIES, INC.,

BIOSTEM TECHNOLOGIES, INC.,

BIOTISSUE HOLDINGS INC.,

AND

BIOTISSUE SURGICAL INC.

Dated as of January 21, 2026

i

EXHIBITS

Exhibit A	Definitions
Exhibit B	License Agreement
Exhibit C	Bill of Sale and Assignment and Assumption Agreement
Exhibit D	Product List
Exhibit E	Supply and Contract Manufacturing Agreement
Exhibit F	Transition Services Agreement
Exhibit G	R&W Insurance Policy

ii

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of January 21, 2026, is by and among (a) BLUE TECH INDUSTRIES, INC., a Delaware corporation (the “Purchaser”); (b) BIOSTEM TECHNOLOGIES, INC., a Delaware corporation (“Parent”) (solely for the purposes of Section 7.14), (c) BIOTISSUE HOLDINGS INC., a Florida corporation (“BT Holdings”), (d) BIOTISSUE SURGICAL INC., a Delaware corporation (“BT Surgical”, together with BT Holdings, the “Sellers” and each, a “Seller”). The Purchaser and the Sellers are sometimes individually referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used in this Agreement have the meaning specified in Exhibit A.

BACKGROUND

A. The Sellers are in the business of developing, producing, marketing and commercializing regenerative medicine products, allografts, and medical devices using human birth tissue in surgical and wound care applications (the “Business”). For the avoidance of doubt, the Business does not include the Excluded Business.

B. The Sellers own all of the assets and properties necessary for, or used in, or in connection with, the Business and the operation of the Sellers.

C. Contemporaneously with the execution and delivery of this Agreement, the Purchaser and BT Holdings are entering into the following: (i) a License Agreement attached hereto as Exhibit B, in order to provide each Party with applicable licenses to certain Intellectual Property (as further defined therein); (ii) a Supply and Contract Manufacturing Agreement attached hereto as Exhibit E; and (iii) a Transition Services Agreement attached hereto as Exhibit F.

D. Contemporaneously with the execution and delivery of this Agreement, the Purchaser has obtained the R&W Insurance Policy attached hereto as Exhibit G.

E. The Parties desire to enter into this Agreement pursuant to which the Purchaser will purchase from the Sellers, and the Sellers will sell, assign, convey and transfer to the Purchaser, the Assets (as defined below), which are used in connection with the manufacture, sale, marketing, distribution, and commercialization of the Products, and the Purchaser has agreed to assume the Assumed Liabilities (as defined below), subject to the terms and conditions set forth in this Agreement.

In consideration of the foregoing and the representations, warranties, covenants, agreements and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE

Section 1.1. Agreement to Purchase and Sell. Subject to the terms and conditions of this Agreement, on the Closing Date and as of the Effective Time, the Sellers will grant, sell, assign, transfer, convey and deliver to the Purchaser, and the Purchaser will purchase and acquire from the Sellers, free and clear of all Liens, other than Permitted Liens, all of the Sellers’ right, title and interest in and to the Business and the Assets, and the Purchaser will assume the Assumed Liabilities.

Section 1.2. Assets. The “Assets” means all of the assets, properties and rights of the Sellers exclusively held in connection with, exclusively necessary for, or exclusively used in, the Business, in each case, of every kind or description, real, personal and mixed, tangible and intangible, wherever located, including the following assets, properties and rights of the Sellers exclusively held in connection with, exclusively necessary for, or exclusively used in, the Business as of the Effective Time (in each case, other than the Excluded Assets):

(a) all rights under the Contracts set forth on Schedule 1.2(a), to the extent transferable (the “Assumed Contracts”);

(b) all Intellectual Property set forth on Schedule 1.2(b), which shall include U.S. Patent No. 9,526,770 and U.S. Patent No. 9,675,733 (together with all reissues, renewals, divisions, continuations, continuations-in-part, foreign counterparts and extensions thereof), and all causes of action (and rights to sue and recover) for past, present and future infringement or misappropriation of such Intellectual Property (the “Business Intellectual Property”);

(c) all deposits, advances, pre-paid expenses, accrued rebates and credits set forth on Schedule 1.2(c) (the “Purchase Price Adjustments”);

(d) all rights to causes of action, lawsuits, judgments, claims and demands of any nature available to or being pursued by the Sellers to the extent exclusively arising out of or exclusively related to the Assets, whether arising by way of counterclaim or otherwise;

(e) all rights in and under all express or implied guarantees, warranties, representations, covenants, indemnities and similar rights in favor of the Sellers to the extent exclusively arising out of or exclusively related to the Assets;

(f) all FDA related documentation and written correspondence to the extent exclusively arising out of or exclusively related to the Business or the Assets, excluding all documents related to the FDA 510(k) Clearance, including those related to the 510(k) submission, design history record and device master file;

(g) to the extent permitted by applicable Law, all personnel records and files related to the Hired Employees;

(h) copies of all books of account, customer and vendor lists, records, archival electronic mail communications and data (including all correspondence with any Governmental Entity), sales material and records, strategic plans and marketing, and promotional surveys, material, and research, in each case, to the extent exclusively related to the Business or the Assets (collectively, “Purchased Records”);

(i) the goodwill with respect to the Assets of the Business;

(j) any other asset, to the extent it is exclusively related to, or is exclusively used or exclusively held for use in connection with, the Business or otherwise set forth on Schedule 1.2(j).

Section 1.3. Excluded Assets. Notwithstanding anything to the contrary set forth in this Agreement, other than the Assets set forth in Section 1.2, the transactions contemplated by this Agreement will not include, and the Purchaser will not purchase pursuant to this Agreement, any other assets or properties of Sellers, including, without limitation, the following assets, properties and rights of the Sellers (collectively, the “Excluded Assets”): (a) cash, cash equivalents and marketable securities; (b) formation documents, governing documents, or minute and equity record books of the Sellers; (c) all Tax Returns and reports of the Sellers; (d) corporate seals and cancelled checks of the Sellers; (e) all rights, claims and causes of action to the extent related to any Excluded Asset or Excluded Liability; (f) all Equity Interests of the Sellers and any of its Affiliates; (g) all Tax assets of Sellers including all Tax refunds or credits arising from the operation of the Business or the Excluded Business or the ownership of the Assets prior to the Effective Time; (h) all written communications, including emails, relating to the Excluded Assets, Excluded Liabilities and negotiations related to the Transactions; (i) all Seller Benefit Plans and all Employment Agreements held by the Sellers; (j) all rights of the Sellers under this Agreement, and all other agreements executed and delivered in connection herewith; (k) all rights of the Sellers under contracts or agreements that are not Assumed Contracts; (l) all Permits, to the extent not transferrable; (m) except as set forth on Schedule 1.3(m), the Seller Bank Account and all checkbooks related thereto; (n) all inventory, finished goods, raw materials, work in progress, packaging, supplies, parts, spare, replacement, component and other parts, and other inventory; (o) all fixed assets, equipment, machinery, furnishings, computer hardware, electronic devices, vehicles, tools, office supplies, fixtures and other tangible personal property; (p) the assets, properties and rights of the Sellers held in connection with, necessary for, or used in, or in connection with, the Excluded Business; and (q) any assets set forth on Schedule 1.3(q).

Section 1.4. Liabilities.

(a) Assumed Liabilities. On the terms and subject to the conditions of the Agreement, as of the Effective Time, the Purchaser will assume only the Assumed Liabilities, to the extent not satisfied or extinguished as of the Effective Time. The “Assumed Liabilities” means, subject to Section 1.4(b), only (i) the obligations of the Sellers under the Assumed Contracts to the extent arising and accruing from and after the Effective Time and not relating to a breach or default by the Sellers or a failure to perform timely, in each case, prior to the Effective Time or any other liability arising before or as a result of action or inaction before the Effective Time; and (ii) liabilities that are to be assumed by Purchaser or its Affiliates with respect to the Hired Employees pursuant to Section 4.4, including, but not limited to, employee compensation (commissions, bonus, health care benefits and pension plan contributions) for the Hired Employees which accrue after the Effective Time.

(b) Excluded Liabilities. Except for the Assumed Liabilities, it is expressly understood and agreed that the Purchaser will not assume, and will not be liable for, any liabilities or obligations of the Sellers, the Business or the Excluded Business (collectively, the “Excluded Liabilities”), and the Sellers will retain responsibility for, and discharge when due, all liabilities and obligations accrued as of the Effective Time and all liabilities and obligations arising from or relating to the Sellers’ operations of the Business on or prior to the Effective Time, whether or not accrued and whether or not disclosed, including the Excluded Liabilities. Specifically, and without limiting the generality of the foregoing, the Purchaser will not assume, and will not be liable for, any of the following liabilities or obligations: (i) any and all liabilities and obligations arising from or relating to the Business, the Excluded Business or the Assets prior to the Effective Time; (ii) any and all Taxes incurred by the Sellers (excluding any portion of the Transfer Taxes for which Purchaser is liable for pursuant to Section 4.3(b)), including any Taxes relating to the operations of the Business or the Excluded Business or the ownership of the Assets prior to the Effective Time; (iii) any Indebtedness of the Sellers whether or not secured by the Assets or the Business; (iv) any and all liabilities or obligations pertaining to an Excluded Asset or the Excluded Business; (v) any and all liabilities or obligations arising under or relating to any former operations of the Sellers or predecessor entities thereof that have been discontinued or disposed of prior to the Effective Time; (vi) any and all liabilities or obligations arising under or relating to (A) any Seller Benefit Plan, (B) any Employee Benefit Plan pursuant to any applicable Law that imposes liability on a “controlled group” or similar basis (within the meaning of Section 4001 or ERISA or Section 414 of the Code), as a result of the Sellers, or any of its Affiliates, being an ERISA Affiliate prior to the Effective Time with respect to any other Person, (C) the candidacy for employment, employment or engagement, retention, or the termination of employment or engagement by or with Sellers or any of its Affiliates of any applicant, employee, consultant, agent or independent contractor at or prior to the Effective Time or in connection with the Closing or (D) any Employment Agreements held by the Sellers; (vii) any and all liabilities or obligations arising out of or relating to (A) claims made in pending or future suits, actions, investigations, or other legal, governmental or administrative proceedings or (B) claims based on violations of Law, breach of contract, employment practices, or environmental, health and safety matters, including any Environmental Laws, or any other actual or alleged failure of the Sellers perform any obligation, in each case arising out of, or relating to, (I) events that have occurred, (II) Products or (III) the operation of the Sellers or the Business, in each case, prior to the Effective Time; (viii) any Seller Transaction Expenses; (ix) any and all liabilities or obligations relating to any non-compliance by the Sellers with any bulk-sales laws; and (x) any and all liabilities or obligations arising out of claims, actions, litigation, or proceedings arising out of or relating to any of the foregoing, and all costs and expenses in connection therewith.

Section 1.5. Consideration. The consideration (the “Consideration”) consists of (a) the Base Purchase Price (as adjusted pursuant to this Agreement), (b) the Clearance Payment, if payable, pursuant to Section 1.8, and (c) the Royalty Payments, if payable pursuant to Section 1.9.

Section 1.6. Closing Date Statement. At least five Business Days prior to the Closing Date, the Sellers shall have delivered to the Purchaser a statement (the “Closing Date Statement”), signed by an authorized representative of the Seller, which sets forth the Purchase Price Adjustments.

Section 1.7. Payments and Issuance as of the Closing. At the Closing, the Purchaser shall pay (or caused to be paid) to the Sellers to such account specified to the Purchaser by the Sellers, the Closing Payment. Upon such payment, the Purchaser shall be fully released and discharged of any obligation with respect to the payment of the Closing Payment.

Section 1.8. Clearance Payment. If during the Clearance Payment Period, subject to the Purchaser’s offset rights pursuant to Article VI, the Purchaser receives documentation from the Sellers evidencing the FDA 510(k) Clearance of the Catalyze Product (the “FDA 510(k) Clearance Notice”) and the Sellers properly provides such evidence to the Purchaser, then within 30 days of the Purchaser receiving the FDA 510(k) Clearance Notice, the Purchaser shall pay, or cause to be paid, to the Sellers the Clearance Payment by wire transfer to the account or accounts designated in writing to the Purchaser by the Sellers. Notwithstanding the foregoing, if at any point prior to the FDA 510(k) Clearance Notice the Sellers receive any communication from the FDA that would materially and adversely impact Sellers’ ability to market, sell or manufacture certain Product or Products (including any communication that the Purchaser and Sellers reasonably conclude in good faith should result in a voluntary recall or market withdrawal of such Product or Products), and such Product or Products had, individually or in the aggregate, trailing twelve month revenue in excess of $8,000,000 (collectively, the “Implicated Products”), then the Clearance Payment shall be reduced by $5,000,000 (the “Reduction Amount”). Notwithstanding the foregoing, the Purchaser shall be obligated to pay the Reduction Amount to the Sellers once the issue is materially remediated, and such material remediation occurs within 12 months of the FDA 510(k) Clearance Notice. For avoidance of doubt, payment of the Reduction Amount is immediately due and payable once (i) Purchaser is permitted to sell the Implicated Product(s) at issue, even if the Purchaser chooses to no longer market or sell the Implicated Product(s); or (ii) Purchaser abandons commercially reasonable efforts to work with the Sellers or FDA to resolve the regulatory issues for the Implicated Product(s). Within 15 days following payment of the Clearance Payment by Purchaser, the Sellers shall transfer ownership of the FDA 510(k) Clearance, and provide copies of all related documentation to support the 510(k) submission, to Purchaser at Sellers’ sole expense. In no event shall the Purchaser be obligated to pay a Clearance Payment and Reduction Amount that exceeds $10,000,000 in the aggregate.

Section 1.9. Royalties for Tech Transfer. Subject to the completion of the Tech Transfer for a Tech Transfer Product, during the Royalty Payment Period, the Purchaser will make cash royalty payments to the Sellers at a royalty rate equal to seven percent (7%) of the aggregate amount of net sales of the Tech Transfer Products or products/services incorporating the Tech Transfer Products (the “Royalty Payments”). Notwithstanding anything to the contrary in this Agreement, the Royalty Payments shall not exceed $15 million in the aggregate (the “Royalty Payment Cap”); provided that the Purchaser will have the option to prepay the Royalty Payment Cap in the amount of $13 million less any Royalty Payments previously paid as of the time of the prepayment, if prior to the second anniversary of the date that is the beginning of the Royalty Payment Period, or $15 million less any Royalty Payments previously paid as of the time of the prepayment, if on or after the second anniversary of the date that is the beginning of the Royalty Payment Period.

Section 1.10. Allocation of Consideration. Within 60 days after the Closing Date, the Purchaser will deliver to the Sellers a schedule (the “Allocation Schedule”) allocating the consideration paid for the Assets (as determined for U.S. federal income Tax purposes, taking into account the Assumed Liabilities and any other items treated as consideration for the Assets for such purposes) among the Assets for the Sellers’ review and comment. The Allocation Schedule will be prepared in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder. If, within 30 days after Purchaser’s delivery of the Allocation Schedule, the Sellers have not objected to such allocation in writing, the Allocation Schedule shall be final and binding on the Parties. If, within 30 days after Purchaser’s delivery of the Allocation Schedule, the Sellers notify the Purchaser in writing of any objection to any portion of the Allocation Schedule, the Purchaser shall consider in good faith any reasonable comments to such Allocation Schedule provided in writing by the Sellers, and the Purchaser and Sellers shall cooperate in good faith to resolve any disputed items. If the Purchaser and the Sellers cannot resolve such disputed items with respect to the Allocation Schedule within 20 days of the Sellers’ delivery of their written objection (or such longer period as the Purchaser and the Sellers may agree in writing), the Purchaser and the Sellers shall submit such disputed items a nationally-recognized independent firm mutually agreed upon by the Purchaser and the Sellers (the firm so selected, the “Settlement Accountant”) (provided, that if the Purchaser and the Sellers cannot agree on an accountant within 30 days of receipt by a party of notice of any disputed items, then the American Arbitration Association shall appoint the Settlement Accountant for resolution of the remaining disputed matters), which determination will be final and binding upon the Purchaser and the Sellers. The fees of the Settlement Accountant will be allocated equally between the Sellers and the Purchaser. The Purchaser and the Sellers agree to file all Tax Returns (including IRS Form 8594) in a manner consistent with the Allocation Schedule as finally determined under this Section 1.10 unless otherwise required pursuant to a final “determination” within the meaning of Section 1313(a) of the Code.

Section 1.11. Withholding. Notwithstanding anything in this Agreement to the contrary, the Purchaser shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable pursuant to this Agreement to any Person such amounts as the Purchaser is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law; provided however, that, other than any deduction or withholding in respect of any compensatory amounts or as a result of the failure to deliver to the Purchaser any form described in Section 5.2(g), the Purchaser shall use commercially reasonable efforts to provide prior written notice to the Sellers of any such deduction or withholding. To the extent that amounts are so deducted and paid to the appropriate Tax Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SELLERS AND THE BUSINESS

In order to induce the Purchaser to enter into this Agreement and consummate the Transactions, each Seller represents and warrants to the Purchaser as follows as of the date hereof:

Section 2.1. Organization and Power of the Seller. BT Holdings is a corporation validly existing and in good standing under the laws of the State of Florida. BT Surgical is a corporation validly existing and in good standing under the laws of the State of Delaware. The Sellers have all necessary power and authority to own, lease and operate their properties and conduct the Business as it is presently being conducted, to execute and deliver this Agreement and such other documents to be delivered hereunder (the “Transaction Documents”) to which the Sellers are or will be a party and to consummate the transactions contemplated hereby and thereby (the “Transactions”) and to perform each of its obligations under the Transaction Documents. Each Seller has heretofore made available to the Purchaser correct and complete copies of its organizational documents as currently in effect. Schedule 2.1 sets forth each jurisdiction where the Sellers are qualified or registered as a foreign company to transact business. The Sellers are duly qualified or registered as a foreign company to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure of such qualification or registration would not reasonably be expected to be material to the Business.

Section 2.2. Due Authorization; Enforceability. The execution and delivery of this Agreement and each of the Transaction Documents by each Seller and the performance by each Seller of the obligations hereunder and thereunder and the consummation of the Transactions have been duly and validly authorized by all necessary action of each Seller’s board of directors. This Agreement and each of the Transaction Documents to which a Seller is a party constitutes, or will constitute, when executed and delivered, a valid and binding agreement of such Seller, enforceable against such Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting the enforcement of creditors’ rights and remedies generally and the availability of specific performance or other equitable remedies.

Section 2.3. No Conflict; Consents. Except as set forth on Schedule 2.3, neither the execution and delivery of this Agreement nor the consummation of the Transactions will (a) conflict with or result in any breach of any provision of the organization documents of the Sellers, (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity, (c) violate or conflict with, constitute a material breach of or result in a material default under, or give rise to any right of termination, cancellation, acceleration or loss of benefit under, any of the terms, conditions or provisions of any Assumed Contract or Permit, or (d) violate in any material respect any Law, order, injunction or decree applicable to the Sellers or any Assets.

Section 2.4. Compliance with Laws. Each of the Sellers and their Affiliates, with respect to the Business, is (and has been at all times during the past five years) in compliance in all material respects with all applicable Laws. Except as set forth on Schedule 2.4, none of the Sellers or their Affiliates has been charged with, received any notice of being in violation of, or is under any investigation with respect to, any applicable Law, agency agreement, penalty or fine entered by any Governmental Entity relating to the operations of the Business or to any of the Assets.

Section 2.5. Title to and Sufficiency of the Assets.

(a) The Sellers have, and are transferring to the Purchaser at Closing, good, valid and marketable title to the Assets, free and clear of all Liens (other than Permitted Liens). There are no outstanding rights, options, agreements or commitments giving any Person any right to require the Sellers to sell, lease or otherwise dispose of any of the Assets.

(b) The Assets together with the license under the License Agreement, any products or services provided under the Supply and Contract Manufacturing Agreement and the Transition Services Agreement, and any assets to be included in any Tech Transfer, (i) constitute all of the assets, tangible and intangible, of any nature whatsoever, necessary and sufficient to operate the Business in the manner presently operated by the Sellers, (ii) include all of the operating assets of the Business, and (iii) are sufficient to permit Purchaser, immediately following Closing, to make, have made, use, sell, offer to sell, distribute and support the Products as the Business is presently conducted. No part of the Business is operated through any entity other than the Sellers. The Assets are sufficient for the purposes for which such assets are currently used or are held for use, conform in all material respects to all Laws applicable thereto, and with respect to the tangible Assets, are in good repair and operating condition (subject to normal wear and tear). There are no facts or conditions affecting the Assets which could, individually or in the aggregate, interfere with the use or operation thereof as currently used or operated, or their adequacy for such use.

Section 2.6. Licenses and Permits. The Sellers have all material licenses, permits, regulatory approvals or clearances, regulatory filings, registrations, listings, certificates and all other similar authority necessary for the conduct of the Business (“Permits”). Schedule 2.6 lists all Permits held by the Sellers. All such Permits are in full force and effect, and the Sellers are not in violation or default in any material respect under any of the Permits. No condition exists that, with notice or lapse of time or both, would constitute a default under, any such Permit. The Sellers have taken all necessary action to maintain each Permit. No loss or expiration of any Permit is pending or, to the Knowledge of the Sellers, threatened or reasonably foreseeable (other than expiration upon the end of any term). Except as set forth on Schedule 2.6, no consent is necessary to transfer or assign any Permit to the Purchaser.

Section 2.7. Financial Statements. The Sellers have provided the Financial Statements to the Purchaser. Except as set forth on Schedule 2.7, each of the Financial Statements (i) has been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, and (ii) fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Sellers as of the respective dates thereof and for the respective periods indicated therein. Since December 31, 2023, there has been no change in any accounting (or tax accounting) policy, practice or procedure of the Sellers or the Business. The Sellers maintain accurate books and records reflecting the assets and liabilities of the Business and maintains proper and adequate internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting.

Section 2.8. No Undisclosed Liabilities. Except as disclosed on Schedule 2.8 and with respect to the Business or the Assets, the Sellers have no liability or obligation (whether absolute, accrued, contingent or otherwise) that is not fully reflected or reserved against in the latest Financial Statements, except liabilities and obligations that have been incurred since the date of the latest Financial Statements in the Ordinary Course consistent with past practice and which are not, individually or in the aggregate, material in amount. With respect to the Business or the Assets, no Person has guaranteed any obligations of the Sellers under any guarantee, letter of credit, bid bond, performance bond or other similar arrangement.

Section 2.9. Change in Business. Except as set forth on Schedule 2.9, during the last five years: (a) the Sellers have conducted the Business in the Ordinary Course, preserved intact the goodwill and business organization of the Business, and preserved the relationships and goodwill of the Business with customers, distributors, suppliers, employees and others having business relations with the Business; (b) there has not been any Material Adverse Effect; (c) there has been no damage, destruction, loss or casualty to the Assets, whether or not covered by insurance; (d) there has been no change in the accounting methods or practices of the Sellers or any change in depreciation or amortization policies or rates theretofore adopted by the Sellers; and (e) the Sellers have not (i) sold or transferred any asset, other than finished goods sold in the Ordinary Course with regard to the Business, (ii) granted, created, incurred or suffered to exist any Lien on any Asset, or (iii) written down the value of any Asset on the books or records of the Sellers, except for depreciation and amortization in the Ordinary Course with regard to the Business.

Section 2.10. Litigation. Except as set forth on Schedule 2.10, there are no (and for the past three years there has not been any) pending or, to the Sellers’ Knowledge, threatened Actions brought by or against the Sellers or any of their Affiliates or their officers, directors, employees or agents involving, affecting or relating to the Assets, the Business, or the Transactions, nor, to Sellers’ Knowledge, does there exist any fact which might reasonably be expected to give rise to any such Action. None of the items set forth on Schedule 2.10, if finally determined adversely, is reasonably likely, individually or in the aggregate, to have a material effect upon the Business. Neither the Sellers nor any of their Affiliates, with respect to the Business, nor any of the Assets are subject to any order, writ, judgment, award, injunction or decree of any Governmental Entity.

Section 2.11. Contracts.

(a) Schedule 2.11 sets forth a true and complete list of all Material Contracts as of the date hereof. “Material Contracts” mean any of the following Contracts (A) to which a Seller is a party or by which such Seller or the Assets are bound and (B) which relate to the Business:

(i) all Contracts (excluding work orders and purchase orders) that individually involve contractually obligated payments to or from the Business in excess of $250,000 on an annual basis;

(ii) any Contract relating to Indebtedness, or hedging or similar derivative transactions (as it relates to the Business);

(iii) any Contract which purports to limit or restrict in any respect the ability of a Seller or the Business to enter into or engage in any market or line of business or that provides for “most favored nation” or similar preferential terms or that establishes an exclusive purchase obligation with respect to any product or geographic location;

(iv) any Contract for the sale, transfer or acquisition of any of the assets related to the Business (other than sales or transfers of inventory or equipment in the Ordinary Course) or for the grant to any Person of any right to purchase any of the assets exclusively related to the Business (other than inventory in the Ordinary Course);

(v) any Contract under which: (a) any third party has been granted a license to use any material Business Intellectual Property (other than non-exclusive licenses granted in the Ordinary Course) and (b) any third party has granted to a Seller a license to use any Business Intellectual Property that is material to the conduct of the Business as currently conducted (excluding licenses of off-the-shelf commercially available software with an annual fee of less than

$100,000);

(vi) any Contract involving any resolution or settlement of any actual or threatened Action with a value of greater than $500,000, which imposes material continuing obligations or restrictions on the Business, or which involves any injunctive or equitable relief with respect to the Business;

(vii) any Contract with any Governmental Entity;

(viii) any Contract relating to the acquisition or disposition, directly or indirectly, by merger or otherwise, of any operating business or division or assets, properties or rights of any Person under which a Seller has any outstanding obligations or liabilities, including any “earn out” or deferred purchase price or similar contingent payment obligations or indemnification obligations relating to the Business;

(ix) any Contract which creates a joint venture, partnership or other similar arrangement involving the sharing of revenues, profits, losses or liabilities relating to the Business;

(x) any Contract that involves commitments to make capital expenditures by the Business or make an investment in any Person in excess of $500,000 on an annual basis;

(xi) any Collective Bargaining Agreement; and

(xii) any Contract with any of the Customer or Supplier.

(b) Correct and complete copies of each Material Contract have been made available to the Purchaser by the Sellers.

(c) Each Material Contract is in full force and effect and is legal, valid, binding and enforceable against the parties thereto in accordance with their terms. No breach, default or event of breach or default by the Sellers, or, to the Sellers’ Knowledge, any other party thereto, exists under any of the Contracts listed on Schedule 2.11 and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a breach or default under a Material Contract on the part of a Seller, nor, to the Knowledge of the Sellers, on the part of the other party thereto. The Sellers are not participating in any discussions or negotiations regarding modification of or amendment to any Material Contract or entry in any new contract.

Section 2.12. Tax Returns and Payments; Tax Liens.

(a) Each Seller (i) has duly and timely filed or caused to be duly and timely filed all Tax Returns required to be filed by it with respect to the Assets or the Business, and all such Tax Returns are correct and complete in all material respects and were prepared in substantial compliance with all applicable laws and regulations; (ii) has paid all Taxes shown to be due and payable on such Tax Returns and all Taxes otherwise payable with respect to the Assets or the Business; and (iii) has paid or properly accrued all Taxes relating to the Assets or the Business for periods subsequent to the periods covered by such Tax Returns. No deficiency in payment of any such Taxes for any period has been asserted by any Tax Authority and remains unsettled. There are no ongoing, pending or, to the Knowledge of the Sellers, threatened, Tax audits or examinations relating to the Assets or the Business.

(b) In the last five (5) years, no claim has been made by a Tax Authority in a jurisdiction in which the Sellers do not file Tax Returns that the Sellers are or may be subject to taxation by that jurisdiction as a result of the Sellers’ ownership of the Assets or operation of the Business.

(c) All Taxes required to be withheld, collected or deposited by the Sellers with respect to the Assets or the Business have been timely withheld, collected or deposited and, to the extent required, have been paid to the relevant Tax Authorities.

(d) There are no liens for Taxes on any of the Assets, other than liens for Taxes not yet due or payable.

(e) The Sellers have not entered into any agreement, waiver or other arrangement with a Tax Authority providing for an extension of time with respect to the assessment or collection of any Tax relating to the Assets or the Business.

Section 2.13. No Broker or Finder; Fees. Except as set forth on Schedule 2.13, the Sellers have not employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the Transactions. The Sellers are solely responsible for any such fees and expenses of any broker in connection with the Transactions.

Section 2.14. Environmental.

(a) Solely with respect to the Assets or the Business, the Sellers are, and have been in the past three years, in compliance in all material respects with all applicable Environmental Laws, which compliance has included obtaining and complying in all material respects with all Environmental Permits required for the occupation of its facilities and the operation of the Business and the Assets.

(b) Solely with respect to the Assets or the Business, the Sellers have not (i) treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, exposed any Person to, or released any Hazardous Substance or (ii) owned or operated any facility or property which is or has been contaminated by any Hazardous Substance, in each case so as to give rise to any material liabilities for the Sellers pursuant to any Environmental Laws.

(c) Solely with respect to the Assets or the Business, the Sellers have not assumed, undertaken or otherwise become subject to any material obligation or liability of any other Person relating to any Environmental Laws.

(d) Solely with respect to the Assets or the Business, the Sellers have not received written notice from any Governmental Entity or any other Person that the Sellers are subject to any liability or pending claim (i) based upon any provision of any Environmental Law and arising out of any act or omission of the Sellers or any of their employees, agents or representatives, or (ii) arising out of the ownership, use, control or operation by the Sellers of any facility, site, area or property to or from which there was a Release of any Hazardous Substance, in each case, which claim, if adversely resolved, would reasonably be expected to be material to the Business.

(e) Solely with respect to the Assets or the Business, no improvement or equipment of the Sellers, contain any asbestos, polychlorinated biphenyls, underground storage tanks, open or closed pits, sumps or other containers.

(f) The Sellers have made available to the Purchaser complete and accurate copies of all documents pertaining to the Sellers’ compliance with or liability under Environmental Law solely with respect to the Assets or the Business.

Section 2.15. Intellectual Property.

(a) Schedule 2.15(a) contains a correct and complete list of all of the following Business Intellectual Property: (i) all registered Trademarks and pending trademark applications owned by a Seller, including, as appropriate, registration and application dates and numbers; (ii) all registered Copyrights owned by a Seller; (iii) all domain names owned by a Seller; (iv) all registered Patents and pending applications owned by a Seller; and (v) all Business Software.

(b) Except as set forth on Schedule 2.15(b), (i) the Sellers owns and possesses all right, title and interest in the Business Intellectual Property, free and clear of all Liens (other than Permitted Liens); (ii) there are no judgments, consents, settlements, decrees, orders, injunctions, or rulings impairing the validity, use, ownership, or enforceability of any of the Business Intellectual Property, or finding any of the Business Intellectual Property to be invalid or unenforceable; (iii) there are no proceedings pending or, to the Knowledge of the Sellers, threatened, that challenge or impair the validity, use, ownership, or enforceability of the Business Intellectual Property; (iv) the maintenance fees necessary to maintain the Business Intellectual Property through the Closing Date have been paid; and (v) the Business Intellectual Property, together with the rights granted to Purchaser under the License Agreement, any products or services provided under the Supply and Contract Manufacturing Agreement and the Transition Services Agreement, and any assets to be included in any Tech Transfer, constitute all Intellectual Property owned by Sellers and necessary for Purchaser to continue the manufacture, marketing, sale and support of the Products as the Business is presently conducted.

(c) Except as set forth on Schedule 2.15(c): (i) neither the use of the Business Intellectual Property as currently used by the Sellers in the operation of the Business, nor the conduct of the Business as presently conducted, infringes, misappropriates or violates the rights of any Person in any Intellectual Property, (ii) the Sellers have not received any written notice or Actions in the past three years alleging any of the same and (iii) no actions or claims are, to the Knowledge of the Sellers, threatened against the Sellers alleging any of the same.

(d) Except as set forth on Schedule 2.15(d): (i) there are no claims, proceedings, actions, suits, hearings, arbitrations, investigations, charges, complaints, demands or similar actions currently pending or threatened, or that have been brought in the past three years, by the Sellers against any Person alleging infringement, misappropriation, or violation of any Business Intellectual Property; and (ii) to the Knowledge of the Sellers, no Person is currently infringing upon, misappropriating, or otherwise violating any of the Business Intellectual Property.

(e) The Sellers have taken commercially reasonable actions designed to protect, preserve and maintain the Business Intellectual Property and any other confidential information included in related to the Business Intellectual Property. No such confidential information has been disclosed or is authorized to be disclosed by the Sellers to any Person, other than pursuant to a written confidentiality and non-disclosure agreement or other agreement with confidentiality obligations. All Persons, including all current executives, employees, and contractors of the Sellers who have participated in any material respect in the creation, modification or development of any material Business Intellectual Property have executed and delivered to the Sellers an agreement (i) providing for the non-disclosure by such Person of any confidential information of the Sellers and (ii) providing for the assignment by such Person (by way of a present grant of assignment) to the Sellers of all right, title, and interest in and to all Intellectual Property arising out of such Person’s employment by, engagement by, or agreement with the Sellers. To the Knowledge of Sellers, no Person is or has been in breach of any agreement referenced in this section.

(f) With respect solely to Business Software, the Sellers do not use any Open Source Software or any modification or derivative thereof: (i) in a manner that would grant or purport to grant to any Person any rights to or immunities under any of the Business Software, or (ii) under any license requiring the Sellers to disclose or distribute the source code to Business Software, to license or provide the source code to Business Software for the purpose of making derivative works, or to make available for redistribution to any Person the source code of Business Software at no or minimal charge. The Sellers comply, and have complied in the past three (3) years, in all material respects with all obligations under any license agreement pursuant to which the Sellers have obtained the right to use third-party software included in the Business Intellectual Property. The Sellers have not disclosed, delivered, licensed, escrowed, released or otherwise made available, and the Sellers have no duty or obligation (whether present, contingent or otherwise) to disclose, deliver, license, escrow, release or otherwise make available, any source code for any Business Software to any Person, except for disclosure of such source code to employees and third-party contractors engaged by the Sellers solely for the purpose of creating software or other technology exclusively on behalf of the Business.

(g) The Sellers have Business IT Systems that are sufficient to operate the Business as it is currently conducted. The Business IT Systems are in sufficiently good working condition to effectively perform all information technology operations and include a sufficient number of license seats for all software, in each case as necessary for the operation of the Business. The Sellers have taken reasonable steps and implemented reasonable procedures designed to ensure that the Business IT Systems are free from any disabling codes or instructions, timer, copy protection device, clock, counter or other limiting design or routing and any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of such. There have been no unauthorized intrusions or breaches of security, failures, breakdowns, continued substandard performance, or other adverse events affecting the Business IT Systems that have caused any substantial disruption of or interruption in or to the use of such information technology systems by the Business, that has not been remediated in all material respects. The Sellers maintain commercially reasonable disaster recovery and business continuity plans, procedures, and facilities with respect to the operation of the Business, and act in compliance therewith. The Sellers uses commercially reasonable efforts that are designed to protect the confidentiality, integrity, and security of the Business IT Systems from any unauthorized use, access, interruption, or modification by third parties.

(h) The Sellers have commercially reasonable safeguards in place to protect Personal Data in the Sellers’ possession and included in the Assets (the “Business Data”) used in the Business from unauthorized access by third persons. No Person has made any illegal or unauthorized use of Business Data that was collected by or on behalf of the Business and is in the possession or control of the Sellers. The Sellers are not currently under any investigation by any state, federal, or foreign jurisdiction regarding its protection, storage, use, and disclosure of Business Data, nor has there been any unauthorized intrusions or breaches of security into the Business IT Systems.

(i) The Sellers are, with respect to the Business, in compliance in all material respects with, to the extent applicable: (i) Laws pertaining to the collection, storage, use, access, disclosure, processing, security, and transfer of Business Data (referred to collectively in this Agreement as “Data Activities”); and (ii) all contracts (or portions thereof) to which a Seller is a party that govern Sellers’ Data Activities with respect to Business Data (collectively, “Privacy Agreements”).

(j) With respect to the Data Activities with respect to Business Data, there is no pending complaint, audit, proceeding, investigation, or claim against the Sellers initiated by (i) any Person; (ii) the United States Federal Trade Commission, any state attorney general or similar state official; (iii) any other governmental entity, foreign or domestic; or any regulatory or self-regulatory entity alleging that any Data Activity of the Business: (A) is in violation of any applicable Laws, or (B) is in violation of any Privacy Agreements.

Section 2.16. Employees; Employee Benefit Plans.

(a) Schedule 2.16(a) contains a correct and complete list of all Business Employees, specifying, as of the date hereof, the following information for each such Business Employee: (i) name, (ii) job title, (iii) hire date, (iv) full-time or part-time status, (v) exempt or non-exempt classification, (vi) annual salary or hourly wage rate (as applicable), (vii) work location, (viii) any estimated or target annual incentive compensation, including bonus or commission opportunity, (ix) leave status (including type of leave, start date, and anticipated return date, if known), (x) work authorization or permit details (including type of work authorization or permit, dates of validity and sponsoring entity), (xi) employment history for the last 12 months including any compensation adjustments and/or promotions (e.g., title changes), (xii) equity participation, if any, (xiii) severance or change of control entitlements, and (xiv) accrued, but unused paid-time-off (the “Business Employee List”). Other than the Business Employees set forth on the Business Employee List, neither the Sellers nor any of their Affiliates employ any additional individuals who have primarily provided services with respect to the Business or the Assets within the last 12 months. The Business Employees set forth on the Business Employee List are sufficient in number and skill to operate the Business and the Assets in substantially the same manner as conducted immediately prior to the Effective Time, except for those services that will be provided following the Closing under the Transition Services Agreement and the Supply and Contract Manufacturing Agreement.

(b) Except as set forth on Schedule 2.16(b)(i), neither the Sellers nor any Affiliate thereof is party to or bound by any Employment Agreement with respect to any Business Employee. Except as set forth on Schedule 2.16(b)(ii), neither Sellers nor any of their Affiliates has made any verbal commitments to any officer, employee or former employee, consultant or independent contractor with respect to compensation, promotion, retention, termination, severance or similar matters in connection with the Transactions contemplated by this Agreement.

(c) Except for any independent contractor that is a party to an Assumed Contract listed on Schedule 1.2(a), Schedule 2.16(c) sets forth a correct and complete list of all independent contractors engaged by the Sellers or an Affiliate thereof (whether in the person’s individual capacity or through an entity owned by such individual) to provide services to the Business, setting forth, as of the date hereof, the following information for each such independent contractor: (i) name (and entity, if applicable), (ii) a description of the services provided, (iii) hire date, (iv) anticipated engagement end date, (v) compensation rate, work location and (vi) indication of whether the contractor provides services to the Business pursuant to a written Contract.

(d) Each of the Sellers and their Affiliates, with respect to the Business, the Business Employees and other current and former employees and independent contractors of the Business, is (and has been at all times during the past five years) in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), employment discrimination, harassment or retaliation, equal opportunity, affirmative action, automated employment decision tools and other artificial intelligence, pay transparency, restrictive covenants, disability rights or benefits, plant closures and mass layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (“WARN”)), labor relations, employee leave issues, employee trainings and notices, workers’ compensation and unemployment insurance. Except as would not result in material liability for the Business or the Assets: (i) each of the Sellers and their Affiliates has fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees and other compensation that has come due and payable to its current or former employees (including the Business Employees) and independent contractors under applicable Laws, Contract or company policy, and (ii) each individual who is (or at any time during the past five years has been) engaged to provide services to the Business and is (or was) classified and treated as an independent contractor, consultant, leased employee or other non-employee service provider or exempt employee, in each case, is (and has been) properly classified and treated as such for all applicable purposes.

(e) Except as set forth on Schedule 2.16(e), (i) neither the Sellers nor any Affiliate thereof, with respect to the Business or the Business Employees, is party to or bound by any Collective Bargaining Agreement, nor are any such Collective Bargaining Agreements being negotiated, and none of the Business Employees are represented by a union, works council or other labor organization or employee representative with respect to their employment, and (ii) there is no (and in the past five years there has not been any) pending or, to the Sellers’ Knowledge, threatened (y) union organizing activity with respect to the Business or any of the Business Employees or former employees of the Business, or (z) unfair labor practice charge, material labor grievance, material labor arbitration, other material labor dispute, walk out, strike, lockout, hand billing, picketing, or work slowdown or stoppage involving any of the Business Employees or former employees of the Business.

(f) In the past five years, neither the Sellers nor any Affiliate thereof, with respect to the Business, the Business Employees and other current and former employees of the Business, has taken any action that would constitute a “mass layoff” or “plant closing” within the meaning of WARN, and none have current plans to take any such action that would trigger WARN prior to Closing.

(g) The Sellers and their Affiliates (with respect to the Business, the Business Employees, former employees of the Business and current and former independent contractors of the Business) have investigated all discrimination, sexual harassment, retaliation or policy violation allegations of which they are (or at any time during the past five years have been made) aware. With respect to each such allegation with potential merit, the Sellers or their applicable Affiliate have taken corrective action that is reasonably calculated to prevent further improper conduct. Neither the Sellers nor any of their Affiliates reasonably expect any material liability with respect to any such allegation.

(h) To the Sellers’ Knowledge, no Business Employee, former employee of the Business or current or former independent contractor of the Business is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, noncompetition agreement, nonsolicitation agreement or other restrictive covenant obligation owed to the Sellers or any of their Affiliates with respect to the Business or which implicates such person’s right to be employed or engaged to provide services to the Business.

(i) Except as disclosed in Schedule 2.16(i), there are no outstanding obligations relating to severance or termination pay to any employees of the Sellers or any of their Affiliates with respect to the Business or the Assets.

(j) Schedule 2.16(j) contains a correct and complete list of each Seller Benefit Plan. Each Seller Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is comprised of a master or prototype plan that has received a favorable opinion or advisory letter from the IRS, and no event has occurred, and no condition exists which could reasonably be expected to result in the revocation of any such determination letter or opinion or advisory letter.

(k) No Seller Benefit Plan provides life, health insurance benefits, or any other welfare plan benefits (within the meaning of Section 3(1) of ERISA) to former or retired employees or other former or current service providers of the Sellers or any of their Affiliates, other than pursuant to ERISA Title I, Subtitle B, part 6 and Code section 4980B (“COBRA”) or similar state Laws.

(l) Neither the execution and delivery of this Agreement nor the consummation of the Transactions could (either alone or in conjunction with any other event) (i) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director, manager or other service provider of a Seller under any Seller Benefit Plan; (ii) result in any severance, termination or similar types of payments or benefits; (iii) result in a requirement to pay any tax “gross-up” or similar “make-whole” payments to any employee, director, manager or other service provider of a Seller; or (iv) result in any “excess parachute payment” (as such term is defined in Section 280G of the Code).

(m) Except as set forth in Schedule 2.16(m), no Seller Benefit Plan: (i) is subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code or subject to Title IV of ERISA; (ii) is a “multiemployer plan” (as defined in Section 3(37) of ERISA); (iii) is a “multiple employer plan” within the meaning of ERISA and the Code; or (iv) is a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, and neither the Seller nor any ERISA Affiliate has or has in the past six years had any liability (fixed, contingent or otherwise) with respect to any such Employee Benefit Plans. Neither the Seller nor any ERISA Affiliate: (x) has ever withdrawn from, or previously terminated, any pension plan subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code or subject to Title IV of ERISA or multiemployer plan under circumstances resulting (or expected to result) in a liability (fixed, contingent or otherwise) to such pension plan or multiemployer plan; or (y) has engaged in any transaction which would give rise to a liability (fixed, contingent or otherwise) of a Seller (or any of its ERISA Affiliates) or Purchaser (or any of its Affiliates), including under Section 4069 or Section 4212(c) of ERISA.

Section 2.17. Related Party Transactions. Except as set forth in Schedule 2.17, (a) no employee or any equity holder of the Sellers, (b) no Person with whom any such employee or equity holder of the Sellers has any direct or indirect relation by blood, marriage or adoption or owns any beneficial interest, or (c) any Affiliate of any of the foregoing or any Affiliate of the Sellers have any interest in: (i) any contract, arrangement or understanding with, or relating to, the Business, the Assets or the Assumed Liabilities, (ii) any loan, arrangement, understanding, agreement or contract for or relating to the Business or the Assets or (iii) any property (real, personal or mixed), tangible or intangible, used or currently intended to be used by the Sellers in the Business.

Section 2.18. Insurance Policies. Schedule 2.18 sets forth a list of all policies of insurance owned or held by each Seller, specifying the insurer, the amount of and nature of coverage, the risk insured against, the deductible amount (if any), the annual premiums with respect thereto and the date through which coverage will continue by virtue of premiums already paid. Correct and complete copies of each of the insurance policies have been made available to the Purchaser. The Sellers maintain insurance with reputable insurers for the Business and the Assets consistent with past practices and in types and amounts that are reasonable. All insurance policies and bonds with respect to the Business and Assets are in full force and effect and the Sellers have not reached or exceeded policy limits for any insurance policy in effect at any time during the past five years. The Sellers have not been denied coverage or had any claim reduced under any such insurance policy and over the past five years no insurance company has refused to renew coverage for the Seller.

Section 2.19. Inventory. The inventory of the Business, as set forth on Schedule 2.19, (a) is sufficient for the operation of the Business in the Ordinary Course after the Closing, (b) consists of items that are good and merchantable within normal trade tolerances, and (c) is of a quality and quantity presently usable or saleable in the Ordinary Course.

Section 2.20. Customer and Supplier Relations. Schedule 2.20 contains a correct and complete list of the names and addresses of the Customers and Suppliers, and the amount of sales to each Customer or purchases from each such Supplier during the 12-month period ended as of November 30, 2025, with regard to the Business. The Sellers maintains good relations with each of its Customers and Suppliers and, to the Knowledge of the Sellers, no event has occurred that could materially and adversely affect the Business’ relations with any Customer or Supplier. No Customer or Supplier has during the last 12 months cancelled, terminated or, to the Knowledge of the Sellers, made any threat to cancel or otherwise terminate any of its contracts with a Seller, to increase or decrease its usage or supply of the Business’ Products, or to otherwise make any changes to the terms of its Contracts with a Seller that could be adverse to the Business. The Sellers have no Knowledge to the effect that any current Customer or Supplier may terminate or materially alter its business relations with the Business, either as a result of the Transactions contemplated hereby or otherwise.

Section 2.21. Warranties.

(a) Except as set forth on Schedule 2.21(a), the Sellers do not make any express warranty or guaranty as to goods, products or programs sold or licensed (including the Products), or services provided by, the Sellers (a “Warranty”), and there is no pending or, to the Knowledge of the Sellers, threatened claim alleging any breach of any Warranty. Except as set forth on Schedule 2.21(a), the Sellers have no exposure to, or liability under, any Warranty (a) beyond that which is typically assumed in the Ordinary Course by Persons engaged in businesses comparable in size and scope of the Sellers, or (b) that would be material to the Business.

(b) Except as set forth on Schedule 2.21(b), the Sellers are transferring to the Purchaser at Closing any express warranty or guaranty the Sellers receive from third parties as to the goods and products purchased by the Sellers in furtherance of the Business (a “Third Party Warranty”), and there is no pending or, to the Knowledge of Sellers, threatened claim alleging any breach of any Third Party Warranty made by the Sellers.

Section 2.22. Ethical Practices. Neither the Sellers nor any of their representatives or Affiliates, has offered or given, and the Sellers have no Knowledge of any Person that has offered or given on its behalf, anything of value to: (a) any official of a Governmental Entity, any political party or official thereof or any candidate for political office; (b) any customer or member of any Governmental Entity; or (c) any other Person, in any such case while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, to any customer or member of any Governmental Entity or any candidate for political office for the purpose of the following: (i) influencing any action or decision of such Person, in such Person’s official capacity, including a decision to fail to perform such Person’s official function; (ii) inducing such Person to use such Person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist the Sellers in obtaining or retaining business for, with, or directing business to, any Person; or (iii) where such payment would constitute a bribe, kickback or illegal or improper payment to assist the Seller in obtaining or retaining business for, with, or directing business to, any Person.

Section 2.23. FDA Regulatory Matters.

(a) The Sellers have, and to the Knowledge of the Sellers, the suppliers of Products used in manufacturing or distributed by the Sellers have, obtained and maintained all FDA Permits that are necessary for the operation of the Business as currently conducted and each such FDA Permit is valid and in full force and effect. There is no proceeding pending or, to the Knowledge of the Sellers, threatened that would result in the termination, revocation, or suspension of, or the imposition of a restriction on, any such FDA Permit or the imposition of any fine, penalty or other sanction for the violation of any such FDA Permit. The Sellers have made available to Purchaser true, correct and complete copies of all such FDA Permits. The Sellers are not in violation of the terms of any such FDA Permit.

(b) All Products recovered, developed, designed, investigated, manufactured, processed, produced, assembled, tested, packaged, labeled, handled, stored, distributed, or sold by or on behalf of the Sellers have been and are being recovered, developed, designed, assessed for conformity, investigated, manufactured, processed, prepared, assembled, tested, packaged, labeled, marketed, placed on the market, put into service, advertised, handled, and stored in compliance, in all material respects, with FDA Laws and all applicable federal, state, and foreign consumer protection and labeling Laws, including those of the U.S. Federal Trade Commission.

(c) Solely with respect to the Business, the Sellers’ medical device and HCT/P manufacturing establishments and, to the Knowledge of the Sellers, those of its suppliers of finished Products are, and for the last five years have been, in material compliance with applicable current good manufacturing practice (21 C.F.R. Part 820), comparable quality management system requirements (including ISO 13485:2016), and applicable good tissue practice (21 C.F.R. Part 1271), each as applicable in the jurisdictions where such Products are recovered, designed, manufactured, processed, assembled, tested, labeled, handled, packaged, stored, distributed, or sold. The Sellers’ medical device and HCT/P manufacturing establishments are registered, and the Products recovered, designed, manufactured, processed, assembled, tested, labeled, relabeled, handled, packaged, re-packaged, or stored by or on behalf of the Sellers are listed, with the FDA, as applicable under 21 C.F.R. Parts 807 and 1271, and with any comparable foreign Governmental Entities, where required by applicable Law.

(d) The Sellers are, and for the last five years have been, in material compliance with FDA Laws and any comparable Law applicable to the Business. Within the past five years, the Sellers have not received any notice or communication from any Governmental Entity alleging material noncompliance with FDA Laws or any comparable Law applicable to the Business. The Sellers are not, and for the last five years have not been, subject to any obligation arising under an administrative or regulatory action, proceeding, investigation or inspection by or on behalf of a Governmental Entity with jurisdiction over the Products, warning or untitled letter, notice of violation letter, consent decree, request for information or other notice, response or commitment made to or with a Governmental Entity with jurisdiction over the Products, and, to the Knowledge of the Sellers, no such action or obligation has been threatened that is applicable to the Business.

(e) To the Knowledge of the Sellers, the Sellers have made all material filings, documents, declarations, listings, registrations, reports, statements, amendments, supplements or submissions required to comply with FDA Laws applicable to the Business, and: (i) all such material filings, documents, declarations, listings, registrations, reports, statements, amendments, supplements or submissions were true, complete, and correct in all material respects as of the date of submission to FDA or any other Governmental Entity, or were corrected in or supplemented by a subsequent filing; (ii) there was no false or misleading information or significant omission in such filing; and (iii) any material and legally necessary or required updates, changes, corrections, amendments, supplements or modifications to such filings have been submitted to the applicable Governmental Entity. To the Knowledge of the Sellers, there is no civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, proceeding or request for information pending or threatened against the Sellers with respect to compliance with FDA Laws or FDA Permits applicable to the Business, and there is no act, omission, event, or circumstance that would reasonably be expected to give rise to or lead to any of the foregoing applicable to the Business.

(f) To the Knowledge of the Sellers, with respect to the Business, none of the Products or Product components recovered, developed, designed, investigated, manufactured, processed, produced, assembled, tested, packaged, labeled, handled, stored, distributed, or sold by or on behalf of the Sellers have been seized, withdrawn, recalled, detained, or subject to a suspension (other than in the Ordinary Course) of manufacturing, distribution, or commercialization activity, and there are no facts or circumstances that would reasonably be expected to cause the seizure, denial, withdrawal, recall, field safety corrective action, detention, public health notification, safety alert or suspension of manufacturing relating to any Product or Product component recovered, manufactured, processed, produced, assembled, tested, packaged, labeled, handled, stored, distributed, or sold by or on behalf of the Sellers.

(g) With respect to the Business, no officer, employee, or agent of the Sellers have (i) made any untrue statement of material fact or fraudulent statement to the FDA or any other Governmental Entity; (ii) failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Entity; or (iii) committed an act, made a statement, or failed to make a statement that would reasonably be expected to provide the basis for a Governmental Entity to allege a violation of any applicable Law and/or Public Health Law, including, without limitation, for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” as set forth in 56 Fed. Reg. 46191 (September 10, 1991), or any other Governmental Entity to invoke a comparable policy.

(h) With respect to the Business, during the last five years, all investigations, tests, and nonclinical and clinical studies or trials of the Products and product candidates of the Sellers, conducted by or on behalf of the Sellers, have been and are being conducted, in all material respects, in compliance with the applicable FDA Laws and any other applicable Law including any applicable analogous legal requirements in other jurisdictions. To the Knowledge of the Sellers, the descriptions of the results of such tests and trials provided to Purchaser are materially complete and accurate. To the Knowledge of the Sellers, there are no studies, tests or trials, the results of which reasonably call into question the results of the tests and trials conducted by or on behalf of the Sellers. There have been no written notices or, to the Knowledge of the Sellers, other proceedings by any institutional or ethical review board or Governmental Entity responsible for oversight or enforcement of any applicable FDA Law to restrict or suspend preclinical, clinical or nonclinical studies of any Product or product candidate or in which the Governmental Entity alleges or asserts a material failure to comply with applicable Laws.

(i) With respect to the Business, to the Knowledge of the Sellers, there have been no written complaints, claims, litigation, or other suits filed seeking recovery against the Sellers for product liability, no such action is pending or threatened in writing, and no event has occurred or condition or state of facts exists which would reasonably be expected to present potential product liability related, in whole or in part, to compliance with FDA Laws or FDA Permits.

Section 2.24. Healthcare Regulatory Matters.

(a) The Sellers and each of their officers, directors, and employees are, and for the last six years, have been, in compliance in all material respects with applicable Healthcare Laws when providing services to or on behalf of the Sellers as it relates to the Business. During the last five years, no legal claims have been received by, and to the Sellers’ Knowledge no legal claims have been filed or threatened in writing against, the Sellers, the Business, or any of its equity owners, officers, directors, limited liability company managers, managing employees (as such term is defined in 42 U.S.C. § 1320a-5(b)), or the vendors, agents, subcontractors, or other personnel (whether employees or independent contractors) of the Sellers related to the conduct of the Business, alleging a violation of any Healthcare Law. During the last five years, neither the Sellers nor the Business has received any notices about any investigations or other Actions by a Governmental Entity or other Person pending or threatened in writing against the Sellers or the Business that allege a violation of Healthcare Laws related to the conduct of Business.

(b) The Sellers and the Business (i) have, and for the last five years have had, all material Permits, registrations, licenses, or other authorizations required under applicable Healthcare Laws (each such permit, registration, license, and authorization, a “Healthcare Permit”) for the conduct of the Business (and such Healthcare Permits are set forth on Schedule 2.24(b)), (ii) are presently in compliance in all material respects with respect to the operations and other aspects of the Business with all such Healthcare Permits, and (iii) have not, for the past five years, received any written notice from a Governmental Entity alleging a failure to hold any Healthcare Permits. All Healthcare Permits necessary for the operation of the Business as currently conducted are held by the Sellers. The Sellers and the Business have, for the last five years, duly and validly held all Healthcare Permits, and each Healthcare Permit has been in full force and effect during such time and to the Sellers’ Knowledge no restriction, suspension, or cancellation of any Healthcare Permit is threatened and there is no basis for believing that any Healthcare Permit will not be renewable upon expiration. During the last five years, the Sellers and the Business have complied in all material respects with and are in compliance in all material respects with the terms and conditions of the Healthcare Permits and have not received any written notices from a Governmental Entity alleging a violation of any of the terms or conditions of any such Healthcare Permits that, if proven, could be or could have been the basis for disciplinary action, including, without limitation, probation, a monetary fine, suspension, revocation, termination, or non-renewal. Purchaser has been provided with copies of any and all filings made by the Sellers and the Business prior to the Closing in connection with Purchaser’s continued use of the Healthcare Permits that are necessary to own and operate the Assets and the Business, and, other than with respect to information provided by Purchaser, such filings contain information that is true, accurate, and complete in all material respects.

(c) Neither the Sellers nor the Business has in violation of a Healthcare Law knowingly and willfully in order to illegally induce business or otherwise illegally obtain business or payments offered, paid, solicited or received anything of value, directly or indirectly, overtly or covertly, in cash or in kind related to the conduct of the Business, to or from (i) any licensed professional or his or her family member, or an entity in which a licensed professional or his or her family member has an ownership or investment interest, (ii) any pharmacy, drug or equipment supplier, distributor, manufacturer, or Third-Party Payor Program, or (iii) any other Person, . Neither the Sellers nor the Business has made any payment, directly or indirectly, related to the conduct of the Business to any Healthcare Provider as an inducement to reduce or limit medically necessary services in violation of a Healthcare Law.

(d) Neither the Sellers nor any of their equity owners, officers, directors, limited liability company managers, managing employees (as such term is defined in 42 U.S.C. § 1320a-5(b)), nor, to the Sellers’ Knowledge, vendors, agents, subcontractors, or other personnel (whether employees or independent contractors) (nor any other personnel of the Business), solely as it relates to the Business, is currently, has been, or to the Sellers’ Knowledge is, threatened in writing by a Government Entity to be (i) debarred, excluded, or suspended from participating in any Governmental Health Program, (ii) subject to a civil monetary penalty or civil investigative demand, sanctioned or convicted of a crime, or has pled nolo contendere or to sufficient facts, in connection with any violation of any Governmental Health Program requirement or Healthcare Law, (iii) listed on the General Services Administration-published list of parties excluded from procurement programs and non-procurement programs, (iv) designated a Specially Designated National or Blocked Person by the Office of Foreign Asset Control of the United States Department of Treasury, (v) convicted of or charged with any violation of law related to any Third-Party Payor Program or Governmental Health Program, (vi) convicted of or, to the Seller’s Knowledge, charged with or being investigated for, any violation of any law related to fraud, theft, embezzlement, financial misconduct, obstruction of an investigation, or controlled substances, (vii) served with or received any search warrant, subpoena, civil investigative demand, order, or contact letter from any Governmental Entity relating to the violation of any Healthcare Law, or, to the Sellers’ Knowledge, telephone or personal contact by or from any federal or state enforcement agency (except in connection with medical services provided to third parties who may be defendants or the subject of investigation into conduct unrelated to the Business), (viii) party to an individual or corporate integrity agreement or otherwise subject to any continuing reporting obligations pursuant to any deferred prosecution agreement, consent decree, settlement, integrity agreement, corrective action plan or other similar obligation, order, or agreement with any Governmental Entity; or (ix) been convicted of any crime or engaged in any conduct for which debarment is mandated or permitted by 21 U.S.C. § 335a.

(e) The Sellers have implemented and, for the past five years, maintained, a corporate compliance program related to the conduct of Business that is generally consistent with material aspects of the guidance and standards promulgated by the Officer of Inspector General for the United States Department of Health and Human Services, the Department of Justice, and the U.S. Federal Sentencing Guidelines regarding effective compliance programs, and has provided to Purchaser a true and complete copy of such material current compliance program materials applicable to the Sellers and their Business, including all material program descriptions, compliance officer and committee descriptions, ethics and risk area policy materials, training and education materials, auditing and monitoring program descriptions, reporting mechanisms, reporting logs, and disciplinary policies. The Sellers have conducted the operations of the Business during the past five years in accordance with the compliance program in all material respects. Any and all material issues with respect to Sellers’ compliance with such programs that were brought to the attention of Sellers’ compliance officer during the past five years have been investigated and corrective action plans have been implemented, as applicable, in material compliance with applicable Healthcare Laws and the compliance program.

Section 2.25. Disclaimer of Other Representations and Warranties. NONE OF THE SELLERS, ANY AFFILIATES THEREOF, OR ANY ADVISERS OR REPRESENTATIVES (FINANCIAL, LEGAL OR OTHERWISE) OF ANY OF THE FOREGOING, MAKES OR SHALL BE DEEMED TO HAVE MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE SELLERS OR THE BUSINESS OR THE ASSETS OR OTHERWISE (INCLUDING PROJECTIONS, DUE DILIGENCE MATERIALS, DATA ROOM MATERIALS, OR IN ANY PRESENTATION BY MANAGEMENT OF THE SELLERS OR OTHERS) IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE II OF THIS AGREEMENT.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

In order to induce the Sellers to enter into this Agreement and consummate the Transactions, the Purchaser represents and warrants to the Sellers as follows as of the date hereof:

Section 3.1. Organization and Authority of Purchaser. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Purchaser has all necessary power and authority to execute and deliver the Transaction Documents to which it is or will be a party and to consummate the Transactions and to perform each of its obligations under the Transaction Documents.

Section 3.2. Due Authorization; Enforceability. The execution and delivery of this Agreement and each of the other Transaction Documents by the Purchaser and the performance by the Purchaser of the obligations hereunder and thereunder and the consummation of the Transactions have been duly and validly authorized by all by all necessary action of the Purchaser. This Agreement and each of the other Transaction Documents to which the Purchaser is a party constitutes, or will constitute, when executed and delivered, a valid and binding agreement of the Purchaser, as applicable, enforceable against the Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting the enforcement of creditors’ rights and remedies generally and the availability of specific performance or other equitable remedies.

Section 3.3. No Conflict; Consents. The execution and delivery by the Purchaser of the Transaction Documents to which the Purchaser is a party and the consummation by the Purchaser of the Transactions do not and will not: (a) violate or conflict with or result in a breach of or a default under any of the terms or provisions of any instrument, document or agreement to which the Purchaser is a party or by which the Purchaser is bound; (b) violate any order, writ, injunction, decree, judgment, ruling, law, rule or regulation of any federal, state, county, municipal or foreign court or governmental authority applicable to the Purchaser; (c) violate or conflict with any provision of the organizational or other governing documents of the Purchaser; or (d) require any filing with, or obtaining of any permit, authorization, consent or approval of, any Governmental Entity, in each case, in a manner that would be reasonably likely to prohibit, restrict or delay the performance of the Transactions by the Purchaser.

Section 3.4. No Broker or Finder; Fees. The Sellers shall not have any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the Transactions arising out of any relationship between the Purchaser and any broker, finder or investment banker.

Section 3.5. Litigation and Claims. There is no litigation or proceeding, in law or in equity, pending or, to the Purchaser’s knowledge, threatened against the Purchaser or its officers or directors:

(a) with respect to or affecting the Purchaser’s ability to perform its obligations hereunder, or (b) that are reasonably likely to prohibit, restrict or delay the performance of the Transactions by the Purchaser.

Section 3.6. Financial Capability. The Purchaser has sufficient funds to pay the Consideration contemplated by this Agreement on the terms and conditions contemplated by this Agreement. The Purchaser is not insolvent, nor will the Purchaser be rendered insolvent by the consummation of the Transactions.

Section 3.7. Exclusivity of Representations. The representations and warranties made by the Purchaser in this Article III and in any Transaction Document to which the Purchaser is a party are the sole and exclusive representations and warranties made by or concerning the Purchaser. Except as otherwise expressly set forth in this Article III or in any Transaction Document to which the Purchaser is a party the Purchaser (and the Sellers hereby acknowledges and agrees that the Purchaser) expressly disclaims any representations or warranties of any kind or nature, express or implied, written or oral.

Section 3.8. Investigation; Non-Reliance.

(a) Purchaser acknowledges and agrees that it (i) has made its own inquiry and independent investigation into, and, based thereon, has formed an independent judgment concerning, Sellers, the Business, the acquired Assets, and the transactions contemplated by this Agreement and the Transaction Documents and (ii) has been furnished with, or given access to, information about Sellers, the Business, the acquired Assets and any other assets, rights or obligations to be transferred hereunder or pursuant hereto. Purchaser has reviewed all of the documents, records, reports and other materials provided prior to the date hereof in the electronic data room maintained in respect of the transactions contemplated hereby or otherwise and is familiar with the content thereof. Purchaser acknowledges that it has been given access to and examined the acquired Assets. For the purpose of conducting these investigations, Purchaser has employed the services of its own representatives.

(b) Purchaser further acknowledges and agrees that (i) the only representations and warranties made by Sellers in connection with the transactions contemplated hereby are the representations and warranties made in Article II of this Agreement, and (ii) Purchaser has not relied upon any other representations made by or on behalf of Sellers in connection with the transactions contemplated hereby. Further, Purchaser acknowledges that (A) there are uncertainties inherent in attempting to make projections and (B) Purchaser is familiar with such uncertainties.

(c) Except as set forth in Article II of this Agreement, Purchaser acknowledges and agrees that none of Sellers nor any other Person is making or has made, any written or oral representation or warranty, express or implied, of any nature whatsoever, with respect to Sellers, the Business or the acquired Assets, including as to (i) the operation of the Business or the acquired Assets by Purchaser after the Closing in any manner, or (ii) the probable success or profitability of the Business or the acquired Assets after the Closing.

ARTICLE IV

CERTAIN COVENANTS AND AGREEMENTS

Section 4.1. Records. The Sellers and the Purchaser hereby agree to preserve for a period of the greater of seven years following the Closing or such longer period as required by applicable Law, all records in their respective possession relating to any of the Assets, the Business or the Transactions. If any of the Parties hereto need access to such records in the possession of any other Party hereto for the preparation of Tax Returns, each such Party will allow representatives of each other Party access to such records for the purpose of obtaining information for use as aforesaid, and will permit such other Party to make extracts and copies thereof as may be reasonably necessary or convenient and, if required for such purpose, to have access to and possession of original documents. The Sellers hereby agree to preserve originals of all Purchased Records indefinitely. If the Purchaser desires access to the Purchased Records, the Sellers will allow representatives of the Purchaser access to such Purchased Records and will permit representatives of the Purchaser to make extracts and copies thereof as may be reasonably necessary or convenient and, if required, to have access to and possession of original documents. Notwithstanding the foregoing, the Purchaser shall not be required to provide records to the extent that such disclosure would (a) jeopardize the attorney-client privilege or contravene any Law, or (b) unreasonably interfere with the normal operations of the Purchaser and the Purchaser has used commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable alternative disclosure.

Section 4.2. Vendors. The Sellers will remain liable for any vendor invoices subsequently received by the Sellers or the Purchaser relating to the ownership and/or operation of the Business or any of the Assets prior to the Effective Time, and the Purchaser will have no liability whatsoever for any invoices from vendors relating to the ownership and/or operation of the Business or any of the Assets prior to the Effective Time. The Purchaser will remain liable for any vendor invoices subsequently received by the Sellers or the Purchaser relating to the Purchaser’s ownership and/or operation of the Business or any of the Assets after the Effective Time, and the Sellers will have no liability whatsoever for any invoices from vendors relating to the Purchaser’s ownership and/or operation of the Business or any of the Assets after the Effective Time. Schedule 4.2 sets forth (i) a complete list of all outstanding and in progress invoices for vendor contracts incurring services or liabilities in connection with the Business or any of the Assets prior to the Effective Time and (ii) customary forecasts and estimates of vendor invoices relating to the ownership and/or operation of the Business or any of the Assets prior to the Effective Time.

Section 4.3. Tax Matters.

(a) All real property Taxes, personal property Taxes and similar ad valorem obligations levied with respect to the Assets for a taxable period which includes (but does not end on) the Closing Date shall be apportioned between the Sellers and the Purchaser based on the number of days in such taxable period up to and including the Closing Date and the number of days in such taxable period after the Closing Date. The Sellers shall be liable for the proportionate amount of such Taxes that is attributable to the portion of such taxable period ending on the Closing Date, and the Purchaser shall be liable for the proportionate amount of such Taxes that is attributable to the portion of such taxable period after the Closing Date.

(b) Any transfer, sales, use, stamp, registration or other similar Taxes or recording fees payable as a result of the Transactions or any other action contemplated by this Agreement (“Transfer Taxes”) will be paid 50% by the Sellers and 50% by the Purchaser. The Parties will cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents required to be filed with respect to any such Transfer Tax.

(c) The Purchaser and the Sellers shall cooperate, as and to the extent reasonably requested by the other party, in connection with the filing of any Tax Returns relating to the Assets or the Business and any audit, litigation or other proceeding with respect to Taxes relating to the Assets or the Business. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax Return, audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

Section 4.4. Employees; Employee Benefit Plans.

(a) No later than five Business Days prior to the Closing and as otherwise reasonably requested by the Purchaser, the Sellers shall update the Business Employee List to reflect current census information, including any replacement or removal of any Business Employees or offer of employment made to any prospective Business Employee, in each case, to the extent permitted by, and otherwise in accordance with, the terms of this Agreement. Prior to the Closing, the Purchaser shall offer employment to the Business Employees listed on Schedule 4.4(a), with such offers of employment to be contingent upon and effective as of the Closing Date and subject to completion of the Purchaser’s or its respective Affiliate’s pre-employment screening procedures in a manner satisfactory to the Purchaser. Business Employees who accept, and actually commence, employment with the Purchaser or its applicable Affiliate will be referred to herein as “Hired Employees”. For a period of twelve (12) months following the Closing Date, or such longer period as required by applicable Law, Purchaser shall provide, or cause to be provided, to the Hired Employees compensation (including salary, wages, fringe benefits and opportunities for commissions, bonuses, incentive pay, overtime and premium pay) and employee welfare and retirement benefits that are, customary to similarly situated employees.

(b) Effective immediately prior to the Closing Date, the Sellers or their applicable Affiliate will (i) terminate the employment of all of the Business Employees listed on Schedule 4.4(a), (ii) retain all liabilities and obligations with respect to Business Employees who do not become Hired Employees, (iii) pay to each Hired Employee all unused paid time off accrued by such Hired Employee, and all accrued, but unpaid bonus or commission payments earned through the Closing Date, and (iv) remit the employer portion of any Taxes in connection the foregoing.

(c) The Sellers will be responsible for compliance with COBRA, including the provision of the required notices and continuation coverage with respect to all employees of the Sellers or any of their Affiliates and the qualified beneficiaries for whom a qualifying event occurs at or prior to the Effective Time. The Purchaser will be responsible for compliance with COBRA, including the provision of the required notices and continuation coverage with respect to all Hired Employees and their qualified beneficiaries for whom a qualifying event occurs after the Effective Time. The terms “continuation coverage,” “qualified beneficiaries,” and “qualifying event” are used herein with the meanings ascribed to them in COBRA. The Sellers will also be responsible for any and all severance obligations to employees of the Sellers.

Section 4.5. Further Action; Access to Records. Each of the Parties will take such actions, do all things necessary, and execute such documents, certificates, instruments and other papers as may be reasonably required or desirable to carry out the provisions hereof and consummate the Transactions.

Section 4.6. Public Announcements. The Parties agree that the initial press release, which shall be issued no later than four (4) Business Days following the Closing Date, with respect to this Agreement or the Transactions shall be in the form heretofore agreed to by the Parties. Neither the Purchaser nor the Sellers will (and each of the foregoing will cause their respective representatives and Affiliates not to), issue press releases or otherwise make public statements with respect to this Agreement or the Transactions without the prior written consent of the other Parties. The foregoing will not restrict or prohibit any of the Parties hereto from making any release or announcement required by applicable Law (in which case, the Party required to make the release or announcement will allow the other Parties hereto reasonable time to comment on or seek a protective order with respect to such release or announcement in advance of such issuance), and any Party or any Party’s Affiliates who is an investment fund may disclose in confidence the general terms of the Transactions contemplated hereunder and this Agreement to its Affiliates and any current investor in such Party’s fund(s) in connection with fundraising, marketing, informational or reporting activities.

Section 4.7. Non-Assignable Contracts. The Sellers will, during the remaining term of each Non-Assignable Contract, use commercially reasonable efforts to (a) obtain the consent of the applicable third party, (b) make the benefit of each such Non-Assignable Contracts available to the Purchaser following the Closing, and (c) enforce following the Closing, at the request of the Purchaser and at the expense and for the account of the Purchaser, any right of the Sellers arising from such Non-Assignable Contracts against the other party or parties thereto (including the right to elect to terminate any such Non-Assignable Contract in accordance with the terms thereof). The Sellers will not take any action or suffer any omission the sole purpose of which would limit or restrict or terminate the benefits to the Purchaser of any such Non-Assignable Contract. With respect to any such Non-Assignable Contract as to which the necessary approval or consent for the assignment or transfer to the Purchaser is obtained following the Closing, the Sellers will transfer such Non-Assignable Contract to the Purchaser by execution and delivery of an instrument of conveyance reasonably satisfactory to the Purchaser and the Sellers within three Business Days following receipt of such approval or consent.

Section 4.8. Misdirected Payments. If the Sellers or any of their Affiliates receives any payment related to the Business or any Asset after the Effective Time that relates to the operation of the Business by Purchaser following the Closing, the Sellers agree to promptly remit (or cause to be promptly remitted) such funds to the Purchaser. If the Purchaser or any Affiliate of the Purchaser receives any payment related to any Excluded Asset after the Effective Time, the Purchaser agrees to promptly remit (or cause to be promptly remitted) such funds to the Sellers. If, following the Closing, (a) any right, property or asset forming part of the purchased Assets is found to have been retained by Sellers or any of their Affiliates in error, either directly or indirectly, Sellers shall transfer, or shall cause the applicable Affiliate to transfer, at no cost, such right, property or asset as soon as practicable to Purchaser or (b) any right, property or asset forming part of the Excluded Assets is found to have been transferred to Purchaser in error, either directly or indirectly, Purchaser shall transfer, at no cost, such right, property or asset to the Sellers as soon as practicable.

Section 4.9. Confidential Information. From and after the Closing, the Sellers shall, and shall use its commercially reasonable efforts to cause its Affiliates to, hold, and shall use its commercially reasonable efforts to cause its or their respective Representatives to hold, in confidence any and all Confidential Information, whether written or oral, concerning the Business, except to the extent that such Confidential Information (a) is generally available to or known by the public through no fault of the Sellers, any of their Affiliates or their respective Representatives; or (b) is lawfully acquired by the Sellers, any of their Affiliates or their respective Representatives from and after the Closing from sources which are not known by such Person to be prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If the Sellers, any of their Affiliates or their respective Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, the Sellers shall promptly notify the Purchaser in writing and shall disclose only that portion of such information which the Sellers are advised by their counsel is legally required to be disclosed, provided that the Sellers shall use commercially reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information at the sole cost of the Sellers.

Section 4.10. Non-competition; Nonsolicitation.

(a) For a period of five years commencing on the Closing Date (the “Restricted Period”), the Sellers shall not, directly or indirectly, including by assisting others, (i) engage in the Restricted Business in any state, county, city, municipality, or other locale in the United States and any other country or jurisdiction in which the Sellers conduct the Business in the 12-month period prior to or as of the Closing Date (the “Seller Restricted Territory”); (ii) operate, manage, control, have an equity or profit interest in, be employed by, or render services (of an executive, management, marketing, sales, research and development, business development, strategic planning, administrative, financial, or consulting nature) to or on behalf of any Person that engages in the Restricted Business in the Seller Restricted Territory; or (iii) cause, induce or encourage any Person who is as of the Closing Date (or was within the 12-month period prior to the Closing Date) a client, customer, supplier or licensor of the Business, or any other Person who as of the Closing Date (or was within the 12-month period prior to the Closing Date) had a material business relationship with the Business, to terminate or otherwise negatively modify their relationship with the Business. Notwithstanding the foregoing, the Sellers may (i) own, directly or indirectly, solely as an investment, securities of any Person traded on any national securities exchange if the Sellers are not a controlling Person of, or a member of a group which controls, such Person and does not, directly or indirectly, own 2% or more of any class of securities of such Person; (ii) own, operate or engage in any business, or portion of a business, which is a Restricted Business that is part of an acquisition by the Sellers or any of their Affiliates after the date hereof or the result of a merger, consolidation, share exchange or similar business combination involving the Sellers or their Affiliates after the date hereof; provided, that (A) the primary purpose of the Sellers or any of their Affiliates for such acquisition, merger, consolidation, share exchange or similar business combination shall not be to acquire a Restricted Business, and (B) the revenues from the portion of such business that is a Restricted Business for the last completed fiscal year prior to the acquisition shall not comprise more than 10% (ten percent) of the aggregate revenue of such acquired business; provided, further, that, within 24 months after the consummation of such acquisition, the Sellers and their Affiliates, as applicable, shall either (x) cease the Restricted Business or (y) complete the divestiture of the portion of such business that is a Restricted Business; or (iii) exercise their rights, performing or complying with their obligations under this Agreement or any of the other Transaction Documents. For the avoidance of doubt, nothing in Section 4.10 shall (x) preclude, limit or otherwise impact Sellers’ ability to own and operate the Excluded Business or the assets or operations set forth on Schedule 4.10(a), or (y) be applicable, directly or indirectly, to any equity holder (or successor equity holder) of any Seller.

(b) During the Restricted Period, the Purchaser shall not, directly or indirectly, engage in the Purchaser Restricted Business in any state, county, city, municipality, or other locale in the United States and any other country or jurisdiction in the world (the “Purchaser Restricted Territory”).

(c) During the Restricted Period, the Sellers shall not, directly or indirectly, including by assisting others, hire or solicit any Person who is as of the Closing Date (or was within the 12-month period prior to the Closing Date) a Business Employee or independent contractor engaged by the Sellers or an Affiliate thereof in connection with the Business, or encourage any such Business Employee or independent contractor to leave such employment or engagement, except pursuant to a general solicitation which is not directed specifically to any such employees or independent contractors.

(d) If a Party breaches, or threatens to commit a breach of, any of the provisions of this Section 4.10, the non-breaching Party shall have the following rights and remedies, each of which rights and remedies shall be independent of the others and severally enforceable, and each of which is in addition to, and not in lieu of, any other rights and remedies available to the non-breaching Party under law or in equity (in each case, other than as provided in Section 4.10(d)(iii)):

(i) the right and remedy to have such provision specifically enforced (without the requirement to provide any bond or other security in connection therewith) by any court having jurisdiction, it being acknowledged and agreed that any such breach or threatened breach would cause irreparable injury to the non-breaching Party and that money damages would not provide an adequate remedy to the non-breaching Party; and

(ii) the right and remedy to recover from the breaching Party, as applicable, all monetary damages suffered by the non-breaching Party as the result of any acts or omissions constituting a breach of this Section 4.10.

(e) In the event of a violation by a Party of any covenant contained in this Section 4.10, to the maximum extent permitted by applicable Law, the time period of such covenant shall be tolled until such breach or violation is resolved.

(f) Each Party acknowledges that the restrictions contained in this Section 4.10 are reasonable and necessary to protect the legitimate interests of the other Parties to this Agreement and constitute a material inducement to each Party to enter into this Agreement and consummate the Transactions contemplated by this Agreement. In the event that any covenant contained in this Section 4.10 should ever be adjudicated to exceed the time, geographic, product or service or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service or other limitations permitted by applicable Law. The covenants contained in this Section 4.10 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

Section 4.11. Sellers Release. In consideration for the agreement and covenants of the Purchaser set forth in this Agreement, the Sellers hereby knowingly, voluntarily and unconditionally releases, forever discharge and covenant not to sue the Purchaser or any of its respective predecessors, successors, equity holders, parents, subsidiaries and other Affiliates, or any of their respective current and former officers, directors, partners, limited partners, equity holders, employees, insurers, lenders, agents, or representatives from and for any and all claims, causes of action, demands, suits, debts, obligations, liabilities, damages, losses, costs, and expenses (including attorneys’ fees) of every kind or nature whatsoever, known or unknown, actual or potential, suspected or unsuspected, fixed or contingent, that the Sellers have or may have, now or in the future, arising out of, relating to, or resulting from any act of commission or omission, errors, negligence, strict liability, breach of contract, tort, violations of Law, matter or cause whatsoever from the beginning of time to the Effective Time; provided, however, that such release will not cover any claims against the Purchaser arising under this Agreement or any of the Transaction Documents.

Section 4.12. Regulatory Notices. The Sellers agree to notify Purchaser promptly, and in no event more than two Business Days, after receipt of any written or oral communication from the FDA or other Governmental Entity, including any notice of FDA inspection, regulatory correspondence related to any of the Sellers’ Products, or administrative action or enforcement action, including but not limited to the issuance of an untitled letter or warning letter. The Sellers will coordinate with Purchaser on any responses to FDA and share draft responses with Purchaser prior to submission. The Sellers will promptly notify Purchaser upon becoming aware of any suspected or actual infringement, misappropriation, or other violation of Business Intellectual Property and will reasonably cooperate, at Purchaser’s expense, in investigating and addressing the same.

Section 4.13. Tech Transfer. No earlier than the 12-month anniversary of the Closing, Purchaser may provide written notice to Seller of a proposal to complete a Tech Transfer. The Parties will negotiate the terms of the Tech Transfer in good faith subject to terms of Section 1.9 (Royalties for Tech Transfer) and memorialize the terms of such Tech Transfer in a separate written agreement mutually agreed upon by the Parties, which will include customary terms and conditions and the economic terms set forth in Section 1.9. As used herein, the “Tech Transfer” means a transfer to Purchaser or its designee of Intellectual Property, tooling (including customized equipment of the Sellers), Know-How, and other materials owned by Seller and necessary to manufacture and support the Tech Transfer Products, not including any Intellectual Property related to the Excluded Business or Excluded Assets. Unless otherwise agreed, without limiting the foregoing, the Tech Transfer shall include (i) any reasonably requested assistance in obtaining Facility/Supplier Authorizations for the Purchaser-designated site, (ii) specifications, process parameters and control plans, (iii) technical reports reasonably necessary to replicate the processes, and (iv) quality manuals, validation and test methods, device master records/history files, and training materials. The Parties agree that they will cooperate and use commercially reasonable efforts to commence Tech Transfer within 30 days after execution of the Tech Transfer agreement and to complete the Tech Transfer as promptly as reasonably practicable thereafter. The Purchaser will reimburse the Sellers for all reasonable and documented out-of-pocket costs incurred by the Sellers related to such Tech Transfer; provided, however, that (a) such costs may be offset by the Purchaser against any amounts owed by the Sellers or any of their Affiliates to the Purchaser in connection with this Agreement or any Transaction Document and (b) such costs will be billed at actual, pass-through amounts without markup. For the avoidance of doubt, in no event will Sellers be obligated to complete any Tech Transfer unless and until Purchaser and Sellers have mutually agreed in writing to a separate written agreement to govern the Tech Transfer.

Section 4.14. Financial Cooperation. The Purchaser and the Sellers shall cooperate, as and to the extent reasonably requested by the other party, in connection with the preparation of the Purchaser’s audited financials as it pertains to the historical Business and the Assets and compliance with the Securities Act of 1933, as amended (the “Securities Act”). Such cooperation shall consist solely of providing, as promptly as reasonably practicable (after taking into account the Sellers resources as they may exist from time to time (“Seller Resources”)), such financial and operating data regarding the Business and the Assets relating to periods prior to Closing as is requested by Purchaser to the extent that the same is reasonably ascertainable by Sellers from their books and records for such purpose and to assist Purchaser in preparing (after taking into account Seller Resources) such financial and operating data regarding the Business and the Assets relating to periods prior to Closing as may be required to prepare such historical financial statements, and providing access to personnel of Sellers, in each case as reasonably requested by Purchaser. Notwithstanding anything to the contrary in this Agreement or any other Transaction Document, Purchaser acknowledges and agrees that the preparation of such financial statements within the time period required by the SEC, any third-Person or other Governmental Entity is the responsibility of Purchaser, and neither Sellers nor any of their Affiliates shall have any liability arising out of any failure by the Purchaser, Sellers or their respective Affiliates to timely satisfy requirements of the SEC, any third-Person or other Governmental Entity with respect to the preparation of historical financial statements or any other financial information of the Business, or the Assets and any actual or anticipated failure to timely satisfy such requirements shall not be deemed to constitute a breach of this Agreement by Sellers or any of their Affiliates. Purchaser shall bear all costs and expenses incurred by Sellers or their respective Affiliates in connection with this Section 4.14 or otherwise in connection with the preparation and audit of historical financial statements after the date of this Agreement, including costs of staff augmentation or professional fees. Purchaser further acknowledges that, following the Closing, neither Sellers nor their Affiliates will be required to provide or prepare financial, operating data or other information regarding the Business and the Assets, to the extent such information is transferred to Purchaser as part of the books and records purchased hereunder or is derivable therefrom.

ARTICLE V

CLOSING; CLOSING DELIVERABLES

Section 5.1. Closing. The closing of the Transactions (the “Closing”) will occur contemporaneously with the execution and delivery of this Agreement. The date of the Closing shall be referred to herein as the “Closing Date”. The effective time of the Closing (the “Effective Time”) will be as of 12:01 a.m. Eastern Standard Time on the Closing Date.

Section 5.2. Deliveries by the Sellers . Contemporaneously with the execution and delivery of this Agreement, the Sellers will deliver or cause to be delivered to the Purchaser (unless previously delivered) the following:

(a) a combined bill of sale (with respect to all the Assets) and assignment and assumption instrument relating to the Assets and the Assumed Liabilities, attached hereto as Exhibit C (the “Bill of Sale and Assignment and Assumption Agreement”), duly executed by the Sellers and such other deeds of conveyance, assurances, transfers, assignments instruments as may be reasonably required by the Purchaser to complete the Transactions;

(b) written consents and notices (or waivers with respect thereto), in a form satisfactory to the Purchaser, as described on Schedule 5.2(b) (which such consents, notices and waivers must be in full force and effect on and following the Closing);

(c) evidence reasonably satisfactory to the Purchaser that all Seller Transaction Expenses have been paid in full and that all Liens on or affecting any of the Assets (including the Business Intellectual Property) have been released or will be released concurrently with the Closing;

(d) the License Agreement, duly executed by BT Holdings;

(e) the Supply and Contract Manufacturing Agreement, duly executed by the BT Holdings;

(f) the Transition Services Agreement, duly executed by BT Holdings;

(g) a properly completed and duly executed IRS Form W-9 from each Seller;

(h) each Patent Assignment Agreement, duly executed by BT Holdings, which, with respect to each Patent listed on Schedule 1.2(b), shall expressly convey all right, title and interest in and to such Patents (together with all rights to sue and recover for past, present and future infringement) accompanied by any confirmatory chain-of-title documents reasonably requested by Purchaser and a limited power of attorney sufficient to effect recordation;

(i) each Trademark Assignment Agreement, which shall include recordable trademark assignments for any registered Trademarks included in the Assets;

(j) a non-disturbance agreement with respect to the Intellectual Property subject to the License Agreement (the “Non-Disturbance Agreement”), duly executed by the collateral agent under the Credit Agreement; and

(k) any and all other documents and items required to be entered into or delivered by the Sellers pursuant hereto or reasonably requested by the Purchaser, including lien releases or other documentation sufficient to terminate of record any Liens on the Business Intellectual Property.

Section 5.3. Deliveries by the Purchaser. Contemporaneously with the execution and delivery of this Agreement, the Purchaser will deliver or cause to be delivered to the Sellers (unless previously delivered) the following:

(a) the Bill of Sale and Assignment and Assumption Agreement, duly executed by the Purchaser;

(b) the License Agreement, duly executed by the Purchaser;

(c) the Supply and Contract Manufacturing Agreement, duly executed by the Purchaser;

(d) the Transition Services Agreement, duly executed by the Purchaser;

(e) evidence that the R&W Insurance Policy has been bound;

(f) each Intellectual Property Assignment Agreement, duly executed by the Purchaser; and

(g) the Non-Disturbance Agreement, duly executed by the Purchaser.

ARTICLE VI

INDEMNIFICATION

Section 6.1. Indemnification.

(a) By the Sellers. From and after the Closing, the Sellers will indemnify, defend and hold harmless the Purchaser and its members, managers, directors, officers, agents, equity holders, employees, successors, assigns and Affiliates (the “Purchaser Parties”) from and against any and all Indemnifiable Losses suffered by the Purchaser Parties arising out of or due to:

(i) the Excluded Assets, the Excluded Business or the Excluded Liabilities (excluding any portion of the Transfer Taxes for which Purchaser is liable pursuant to Section 4.3(b));

(ii) any breach of any covenant, agreement or undertaking made by the Sellers or any of its Affiliates in this Agreement or any Transaction Document;

(iii) any breach or inaccuracy of any representation or warranty made by the Sellers in this Agreement or any Transaction Document;

(iv) the Seller Transaction Expenses, in each case, to the extent not paid on or prior to the Closing Date; or

(v) the matters set forth on Schedule 6.1(a)(v).

(b) By Purchaser. From and after the Closing, the Purchaser will indemnify, defend and hold harmless the Sellers and each of their respective, directors, officers, agents, shareholders, employees, representatives, agents, successors, assigns and Affiliates (the “Seller Parties”) from and against any and all Indemnifiable Losses arising out of or due to:

(i) the Purchaser’s failure to perform, discharge or satisfy the Assumed Liabilities;

(ii) any breach of any covenant, agreement or undertaking made by the Purchaser in this Agreement; or

(iii) any breach or inaccuracy of any representation or warranty made by the Purchaser in this Agreement, determined without regard to any “materiality”, “Material Adverse Effect” or other similar qualification contained in or otherwise applicable to such representation or warranty.

Section 6.2. Indemnification Procedure. If an Indemnified Party claims a right to payment pursuant to this Agreement, such Indemnified Party will send written notice of such claim to the Indemnifying Party. Such notice will specify in reasonable detail the basis for such claim. The failure by any Indemnified Party to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party with respect to any such claim unless and only to the extent such failure to so notify the Indemnifying Party results in the forfeiture by the Indemnifying Party of rights and defenses otherwise available to the Indemnifying Party with respect to such claim and the Indemnifying Party is materially and adversely prejudiced in connection therewith. If the Indemnifying Party does not notify the Indemnified Party within 30 days following its receipt of such notice that the Indemnifying Party disputes its liability to the Indemnified Party under this Article VI or the amount thereof, the claim specified by the Indemnified Party in such notice will be conclusively deemed a liability of the Indemnifying Party under this Article VI and the Indemnifying Party will pay the amount of such liability to the Indemnified Party on demand, or, in the case of any notice in which the amount of the claim (or any portion of the claim) is estimated, on such later date when the amount of such claim (or portion of such claim) becomes finally determined. If the Indemnifying Party has timely disputed its liability with respect to such claim as provided above, as promptly as possible, such Indemnified Party and the Indemnifying Party will establish the merits and amount of such claim (by mutual agreement, litigation, arbitration or otherwise) and, within five Business Days following the final determination of the merits and amount of such claim, if any, the Indemnifying Party will pay to the Indemnified Party immediately available funds in an amount equal to such claim, if any, as determined hereunder (subject to Section 6.5).

Section 6.3. Defense of Claims.

(a) Subject to any rights of the applicable insurer under the terms of the R&W Insurance Policy, in case any third party claim or Action is brought against any Indemnified Party in respect of which indemnification may be sought by the Indemnified Party pursuant to this Article VI (a “Claim”), the Indemnifying Party will have the right to assume, conduct and control the defense, compromise or settlement thereof, by written notice assuming full responsibility for any Indemnifiable Losses resulting from such Claim to the Indemnified Party of its intention to do so within 15 days after receipt of the notice, at the Indemnifying Party’s own expense, and thereupon to prosecute in the name and on behalf of the Indemnified Party any available cross-claims, counter claims or third-party claims arising with respect to the Claim; provided, however, that an Indemnifying Party will not be entitled to assume the defense of Claim if (i) such Claim could result in criminal liability of the Indemnified Party, equitable remedies against the Indemnified Party, or any judgment or term that could in the reasonable opinion of the Indemnified Party be detrimental to or affect the Indemnified Party’s or its Affiliates reputation or future business prospects; (ii) the resolution or defense of such Claims could, in the reasonable opinion of the Indemnified Party, negatively affect the Indemnified Party’s or its Affiliates’ business; (iii) the Indemnified Party reasonably believes that the interests of the Indemnifying Party and the Indemnified Party with respect to such Claim are in conflict with one another; or (iv) such Claim involves a customer, vendor or employee of the Indemnified Party. If the Indemnifying Party assumes the defense of such Claim, it will not settle such Claim without the prior written consent of the Indemnified Party (which will not be unreasonably withheld, conditioned or delayed) unless such settlement includes as an unconditional term thereof the giving by the claimant or the plaintiff of a release of the Indemnified Party, reasonably satisfactory to the Indemnified Party, from all liability with respect to such Claim and does not result in any restriction on the operation of the Business or use of the Assets. Notwithstanding the assumption by the Indemnifying Party of the defense of any Claim as provided in this Section 6.3, the Indemnified Party will be permitted to join in the defense of such Claim and to employ counsel at its own expense.

(b) If the Indemnifying Party does not have the right to assume the defense of any such Claim, fails to notify the Indemnified Party of its desire to assume the defense of any such Claim within the prescribed 15 day period set forth in Section 6.3(a), or notifies the Indemnified Party that it will not assume the defense of any such Claim, or if the Indemnifying Party fails to conduct the defense of any such Claim in good faith and at its expense, and such continues for more than ten days after written notice thereof from the Indemnified Party to the Indemnifying Party, then the Indemnified Party may assume the defense of any such Claim in the place of the Indemnifying Party, in which event the Indemnifying Party will be bound by any determinations made in any litigation with respect to such Claim or any settlement thereof effected by the Indemnified Party.

Section 6.4. Survival; Limits.

(a) The Claims Period hereunder will begin on the Closing Date and terminate as follows:

(i) with respect to Indemnifiable Losses arising under Section 6.1(a)(iii) with respect to the Fundamental Representations, Section 6.1(a)(i), Section 6.1(a)(ii), and Section 6.1(a)(iv), the Claims Period will continue indefinitely;

(ii) with respect to Indemnifiable Losses arising under Section 6.1(a)(iii) with respect to representations and warranties that are not Fundamental Representations (other than representations and warranties made in Sections 2.15, 2.16, 2.23 and 2.24), the Claims Period will survive for a period of 18 months following the Closing Date;

(iii) with respect to Indemnifiable Losses arising under Section 6.1(a)(iii) with respect to representations and warranties in Sections 2.15, 2.16, 2.23 and 2.24, the Claim Period will survive the Closing until the expiration of the applicable statute of limitations;

(iv) with respect to Indemnifiable Losses arising under Section 6.1(b)(iii), the Claims Period will survive for a period of 18 months following the Closing Date; and

(v) with respect to Indemnifiable Losses arising under Section 6.1(b)(i) and Section 6.1(b)(ii), the Claims Period will continue indefinitely.

(b) Notwithstanding the foregoing, if, prior to the close of business on the last day of the applicable Claims Period, an Indemnifying Party has been properly notified of a claim for indemnity hereunder and such claim has not been finally resolved or disposed of at such date, such claim will continue to survive and will remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof. For the avoidance of doubt, notwithstanding anything in this Agreement to the contrary, nothing herein shall (a) limit claims for Fraud or (b) modify the terms of the R&W Insurance Policy or limit, reduce or restrict any rights or remedies of the Purchaser or any of its Affiliates under the R&W Insurance Policy.

(c) Subject to Section 6.9(d), the Sellers shall not have any liability pursuant to Section 6.1(a)(iii) except to the extent that the aggregate amount of Indemnifiable Losses indemnifiable pursuant to Section 6.1(a)(iii) exceeds $150,000 (the “Basket”); provided, that the Purchaser Parties will be entitled to (and the Sellers liable for) the full amount of each Indemnifiable Loss once the aggregate amount of Indemnifiable Losses exceeds the amount of the Basket starting from the first dollar (and not merely for the amount in excess of the Basket); provided, further, the Basket shall apply with respect to any Indemnifiable Losses arising from an inaccuracy, misrepresentation or breach of a Fundamental Representation.

(d) The total aggregate amount of the liability of the Sellers for Indemnifiable Losses of the Purchaser Parties arising under Section 6.1(a)(iii) will be an amount equal to the Cap; provided, however, claims related to Fraud or the Fundamental Representations will not be subject to such limitation; provided, however, in no event will the aggregate amount of all indemnity to be paid by the Sellers exceed the Consideration actually paid to the Sellers under this Agreement

(e) In no event will the aggregate amount of all indemnity required to be paid by the Purchaser pursuant to Section 6.1(b) exceed $25,000,000.

(f) For all purposes of this Article VI, Indemnifiable Losses will be net of any insurance or other recoveries actually received by a Party in connection with the facts giving rise to the right of indemnification, net of collection costs.

(g) For the purpose of calculating the amount of any Indemnifiable Losses arising under Section 6.1(a)(iii) or Section 6.1(b)(iii) as a result of a breach of any representation and warranty set forth in Article II, Article III or Article IV (but not for the purpose of determining whether any such breach has occurred), any reference to “Material Adverse Effect,” “materiality” or similar qualifiers in such representations or warranties shall be disregarded.

Section 6.5. Source of Recovery. Subject to Sections 6.4 and 6.9, the Purchaser Parties will be entitled indemnification pursuant to Section 6.1(a)(i), Section 6.1(a)(ii), Section 6.1(a)(iii), Section 6.1(a)(iv) and Section 6.1(a)(v), to any of the following, in the Purchaser’s exclusive discretion: (i) the Purchaser Parties will be entitled to indemnification as an offset against the Clearance Payment owed by the Purchaser to the Sellers pursuant to Section 1.8, (ii) the Purchaser Parties will be entitled to indemnification as an offset against the Royalty Payment owed by the Purchaser to the Sellers pursuant to Section 1.9, (iii) the Purchaser Parties will be entitled to indemnification as an offset against payment owed by the Purchaser to the Sellers under the Supply and Contract Manufacturing Agreement, and (iv) any indemnification obligation of the Sellers shall be satisfied directly from the Sellers. In the event of the Purchaser Parties set off against the Clearance Payment, if the Clearance Payment is never payable pursuant to Section 1.8, the Purchaser shall be entitled to full reimbursement from the Sellers promptly upon the conclusion of the Clearance Payment Period.

Section 6.6. Exclusive Remedy. The Parties agree that, excluding (a) any claim for injunctive or other equitable relief or (b) any claim related to Fraud by the Sellers or the Purchaser in connection with the Transactions, the indemnification provisions of this Article VI are intended to provide the sole and exclusive remedy as to all claims either the Seller, on the one hand, or the Purchaser, on the other hand, may incur arising from or relating to this Agreement.

Section 6.7. Adjustment to Consideration. Each of the Parties hereto agree to report any indemnification payments received pursuant to this Article VI as an adjustment to the Consideration for U.S. federal (and all applicable state and local) income Tax purposes unless otherwise required by applicable Law.

Section 6.8. Offset Rights. Subject to the other provisions of this Article VI, the Sellers acknowledge and agree that the Purchaser Parties shall be entitled to offset against the Clearance Payment and Royalty Payments with respect to any Indemnifiable Losses arising pursuant to this Article VI, or any claim related to Fraud by the Sellers.

Section 6.9. R&W Insurance Policy; R&W Insurance Policy Limitations.

(a) The Parties acknowledge that, as of the date hereof, the Purchaser has obtained a binder to the R&W Insurance Policy, a true and correct copy of which is attached hereto as Exhibit G. Except as consented to by the Sellers in writing, the Purchaser shall not (i) amend or waive any provision of the R&W Insurance Policy in a manner adverse to the Sellers; or (ii) cause the termination of the R&W Insurance Policy. The Purchaser shall pay or cause to be paid, all costs and expenses related to the R&W Insurance Policy, including the total premium, underwriting costs, brokerage commissions, and other fees and expenses of such policy (such costs and expenses, the “R&W Insurance Policy Expenses”); provided, that the Sellers shall pay or cause to be paid fifty percent (50%) of the R&W Insurance Policy Expenses (such amount, the “Seller R&W Insurance Policy Expenses”).

(b) The R&W Insurance Policy shall provide that the insurer of such policy shall waive its rights to bring any claim against the Sellers by way of subrogation, claim for contribution or otherwise (other than in the case of Fraud).

(c) The coverages provided under the R&W Insurance Policy have been selected at the sole determination and discretion of the Purchaser, at the Purchaser’s own risk, and the Sellers shall have no obligation or liability with respect thereto, including with respect to any scope or adequacy of coverage.

(d) The Sellers shall not be liable to the Purchaser Parties for indemnification under Sections 6.1(a)(ii) or 6.1(a)(iii), unless (i) the Purchaser has first made a claim therefor against the R&W Insurance Policy (or delivered to the R&W Insurance Policy insurer a notice of such Indemnifiable Losses for purposes of eroding the R&W Insurance Policy retention), (ii) the Purchaser has used its best efforts to obtain a recovery with respect to such claim under the R&W Insurance Policy, and (iii) recovery with respect to such claim under the R&W Insurance Policy (in whole or in part) has been denied or the R&W Insurance Policy is insufficient in amount or unavailable to satisfy such claim in full (including due to any retention, deductible, exclusion or limit thereunder.) Nothing in this Section 6.9(d) is to be construed as limiting the effectiveness of the other applicable provisions of this Article VI.

ARTICLE VII

MISCELLANEOUS PROVISIONS

Section 7.1. Construction. Unless the context of this Agreement otherwise clearly requires, (a) references to the plural include the singular, and references to the singular include the plural, (b) references to any gender include the other genders, (c) the words “include,” “includes” and “including” do not limit the preceding terms or words and will be deemed to be followed by the words “without limitation”, (d) the term “or” has the inclusive meaning represented by the phrase “and/or”, (e) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (f) the terms “day” and “days” mean and refer to calendar day(s), (g) the terms “year” and “years” mean and refer to calendar year(s) and (h) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase will not mean simply “if”. Unless otherwise set forth herein, references in this Agreement to (i) any document, instrument or agreement (including this Agreement) (A) includes and incorporates all exhibits, schedules and other attachments thereto, (B) includes all documents, instruments or agreements issued or executed in replacement thereof and (C) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and (ii) a particular Law (as hereinafter defined) means such Law as amended, modified, supplemented or succeeded, from time to time and in effect at any given time. All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified. All accounting terms not specifically defined herein will be construed in accordance with GAAP. Unless otherwise set forth herein, the settlement of all payments hereunder will be made in Dollars. Where the term “made available” is used in this Agreement, it means, with respect to any document or information, that the same has been made available to Purchaser or otherwise accessible to Purchaser by means of the virtual data room established by the Sellers not less than three Business Days prior to the date of this Agreement. The headings in this Agreement are included for purposes of convenience only and shall not affect the construction or interpretation of any of its provisions.

Section 7.2. Entire Agreement; Amendment; Waiver. This Agreement (including the Schedules and Exhibits) constitutes the entire agreement between the parties pertaining to the subject matter contained herein and supersedes all prior agreements, representations and understandings, both written and oral, of the Parties and the rights and remedies of the parties hereto with respect to the subject matter of this Agreement will be governed by the express terms hereof. No supplement, modification or amendment of this Agreement will be binding unless executed in writing by an officer or a duly authorized representative of the Purchaser and the Sellers. No waiver of any of the provisions of this Agreement will be deemed or will constitute a waiver of any other provision, whether or not similar, nor will any waiver constitute a continuing waiver. No waiver will be binding unless executed in writing by an officer or duly authorized representative of the Party making the waiver. This Agreement will be binding on and will inure to the benefit of the parties hereto and their respective permitted legal representatives, heirs, successors and assigns.

Section 7.3. Counterparts; Copies. This Agreement and any amendments hereto may be executed by the Parties in several counterparts, all of which together will constitute one agreement binding on all parties hereto, notwithstanding that all parties will not have signed the same counterpart. This Agreement and any amendments thereto may be executed by the Parties in several copies each of which will be deemed an original and it will not be necessary, when making proof of this Agreement, to account for or produce more than one original of such copies. Any signature delivered by a party by electronic or PDF transmission will be deemed to be an original signature thereto.

Section 7.4. Expenses. Except as otherwise specifically provided herein, the Purchaser and the Sellers will each be responsible for their own fees and expenses regarding the Transactions, including all of the fees and expenses incurred by the Parties hereto in connection with the preparation, execution and delivery of this Agreement and all of each such Party’s legal, accounting and other professional fees.

Section 7.5. Notices. Any notice or other communication required or permitted hereunder will be deemed to have been properly given and delivered if (a) in writing by such Party and delivered personally, (b) sent by email transmission (without receipt of a bounce back or similar auto-generated message) or (c) nationally recognized overnight courier service guaranteeing overnight delivery, addressed as follows:

To Purchaser:	Blue Tech Industries, Inc. 2836 Center Port Circle Pompano Beach, FL 33064 Attention: Email:

with a copy to:	King & Spalding LLP 110 N Wacker Drive Suite 3800 Chicago, IL 60606 Attention: Email:

To the Sellers:	BioTissue Holdings Inc. 7300 Corporate Center Drive Suite 700 Miami, FL 33126 Attention: Chief Executive Officer Email:
with a copy to:

BioTissue Holdings Inc.
7300 Corporate Center Drive
Suite 700

Miami, FL 33126
Attention: General Counsel

Email:

and

Bass, Berry & Sims PLC
The Tower at Peabody Place

100 Peabody Place, Suite 1300

Memphis, TN 38103-3672

Attention:

Email:

or to such other representative or at such other address of a Party as such Party may furnish to the other Parties in writing. Any such notice, communication or delivery will be deemed given or made (a) on the date of delivery, if delivered in person or by email transmission, or (b) on the first Business Day following timely delivery to a national overnight courier service.

Section 7.6. Governing Law; Consent to Jurisdiction. This Agreement will be construed in accordance with, and governed by, the laws of the State of Delaware without regard to conflicts of laws. Each Party hereby irrevocably submits to personal and exclusive jurisdiction in any federal court in the State of Delaware (assuming federal court diversity jurisdiction applies, and if not, then each Party submits to personal and exclusive jurisdiction in any state court in the State of Delaware), acknowledges that such jurisdiction is proper, and waives any and all objections as to venue, inconvenient forum and the like. Each Party hereby irrevocably agrees that any action, suit or proceeding shall be brought only to the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware, and each Party hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum. During the period an action, suit or proceeding that is filed in accordance with this Section 7.6 is pending before a court, all actions, suits or proceedings with respect to such action, suit or proceeding or any other action, suit or proceeding, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each Party hereby waives, and shall not assert as a defense in any action, suit or proceeding, that (a) such Party is not subject thereto, (b) such action, suit or proceeding may not be brought or is not maintainable in such court, (c) such Party’s property is exempt or immune from execution, (d) such action, suit or proceeding is brought in an inconvenient forum, or (e) the venue of such action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this Section 7.6 following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws.

Section 7.7. Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY LEGAL DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL DISPUTE.

Section 7.8. Exhibits. All exhibits, schedules and attachments to this Agreement and all exhibits, schedules and attachments thereto are hereby incorporated by reference into this Agreement and hereby made a part hereof (whether or not physically attached hereto or thereto).

Section 7.9. No Third-Party Beneficiary. Except for the Seller Parties and Purchaser Parties as provided in Article VI, the Parties do not intend to confer any benefit under this Agreement on anyone other than the Parties hereto, and nothing contained in this Agreement will be deemed to confer any such benefit on any such other Person.

Section 7.10. Assignment. No Party may assign its rights or delegate its duties under this Agreement without the prior written consent of the other Parties hereto; provided, however, that the Purchaser may (a) assign any or all of its rights hereunder to one or more of its subsidiaries or Affiliates, or (b) collaterally assign its rights hereunder to any financial institution providing financing to the Purchaser or its Affiliates. This Agreement will be binding upon and will inure to the benefit of the Parties and their respective successors and permitted assigns, and any reference to a Party will also be a reference to the successors and permitted assigns thereof.

Section 7.11. Severability. If any provision of this Agreement is capable of two constructions, only one of which would render the provision valid, legal and enforceable, the provision will have the meaning which so renders it valid, legal and enforceable. If any provision of this Agreement or the application of any provision hereof to any person or circumstance is determined to be invalid, unenforceable or illegal under present or future laws, such determination will not affect any other provision of this Agreement or the application of such provision to any other person or circumstance, all of which will remain in full force and effect. If any provision of this Agreement is deemed invalid, illegal or unenforceable, the Parties hereby agree to submit to as similar a provision as possible that is valid, legal and enforceable.

Section 7.12. No Recourse. Except as set forth in Section 7.14, no past, present or future director, officer, employee, incorporator, member, partner, stockholder, subsidiary, affiliate, controlling party, entity under common control, ownership or management, vendor, service provider, agent, attorney or representative of the Purchaser or any of the Purchaser’s Affiliates will have any liability for (a) any obligations or liabilities of the Purchaser relating to or arising from this Agreement or (b) any claim against the Purchaser based on, in respect of, or by reason of, the Transactions. No past, present or future director, officer, employee, incorporator, member, partner, shareholder, subsidiary, affiliate, entity under common control, ownership or management, vendor, service provider, agent, attorney or representative of the Sellers or any of the Sellers’ Affiliates will have any liability for (x) any obligations or liabilities of the Sellers relating to or arising from this Agreement or (y) any claim against the Sellers based on, in respect of, or by reason of, the Transactions.

Section 7.13. Drafting. The Parties acknowledge and confirm that they and/or their respective attorneys have participated jointly in the review and revision of this Agreement and that it has not been written solely by any one party or counsel for any one party. The Parties therefore stipulate and agree that the rule of construction to the effect that any ambiguities are to be or may be resolved against the drafting party will not be employed in the interpretation of this Agreement to favor any party against another.

Section 7.14. Parent Guarantee.

(a) Parent hereby irrevocably and unconditionally guarantees to the Sellers full, complete and punctual payment and performance by Purchaser of the covenants and obligations required to be performed by it pursuant to this Agreement or any of the Transaction Documents at or following the Closing (collectively, the “Purchaser Obligations”) and undertakes with the Sellers that, whenever Purchaser does not pay or perform any of the Purchaser Obligations in accordance with their respective terms, Parent shall, immediately on demand by the Sellers, pay or perform such Purchaser Obligations as if it were the principal obligor primarily liable for the performance and not as a mere surety. The obligations of Parent pursuant to this Section 7.14 shall be continuing obligations and shall not be satisfied, discharged or affected by any intermediate payment or settlement of account or any change in the constitution or control of, or the insolvency of, or any bankruptcy, winding up or analogous proceedings relating to, Purchaser.

(b) Parent’s guarantee hereunder is unconditional irrespective of any change in the legal existence, structure or ownership of Purchaser, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Purchaser or its assets. Except as may be otherwise explicitly set forth in this Agreement, Parent further waives any right it may have to (i) require the Sellers to proceed against or exhaust any right against Purchaser or any other Person, or (ii) require the Sellers to pursue any other remedy, and Parent agrees that all of its obligations under this guarantee are independent of the obligations of the Purchaser and that a separate action may be brought against Parent whether or not an action is commenced against Purchaser; provided, however, in no event shall the Sellers have the right to duplicate its recovery by commencing an action against Parent. Parent acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by this Agreement and the Transaction Documents and that the waivers set forth in this Section are made knowingly in contemplation of such benefits.

(c) For the avoidance of doubt, the provisions of this Section 7.14 are subject to Parent’s right to assert any defense that could be asserted by Purchaser under this Agreement with respect to the Purchaser Obligations, and this Section 7.14 does not in any way expand the liability or obligations (including the Purchaser Obligations) of Purchaser otherwise existing hereunder.

(d) Parent represents and warrants that this Agreement has been duly authorized, executed, and delivered by Parent and, assuming the due and valid authorization, execution, and delivery of this Agreement by the Sellers, this Agreement constitutes the legal, valid, and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting the enforcement of creditors’ rights and remedies generally and the availability of specific performance or other equitable remedies.

[signatures follow on next page]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective duly authorized officers, effective on the date and year first above written.

PARENT:

BIOSTEM TECHNOLOGIES, INC.

By:	/s/ Jason Matuszewski
	Name:	Jason Matuszewski
	Title:	Chief Executive Officer

PURCHASER:

BLUE TECH INDUSTRIES, INC.

By:	/s/ Jason Matuszewski
	Name:	Jason Matuszewski
	Title:	Chief Executive Officer

[Signatures continue on following page]

Signature Page to Asset Purchase Agreement

SELLERS:

BIOTISSUE HOLDINGS INC.

By:	/s/ Timothy E. Davis, Jr.
Name: Timothy E. Davis, Jr.
Title: President and Chief Executive Officer

BIOTISSUE SURGICAL INC.

By:	/s/ Timothy E. Davis, Jr.
Name: Timothy E. Davis, Jr
Title: President and Chief Executive Officer

Signature Page to Asset Purchase Agreement

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